

MedImmune

Advancing Science for Better Health


05052317

MedImmune Annual Report 2004



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new medical
options for
physicians

MedImmune believes that physicians need to be prepared with the latest advances in medicine to help their patients live healthier, longer and more satisfying lives. We strive to use the latest technologies that will hopefully result in breakthroughs in disease prevention and healthcare maintenance. One example of our ongoing effort and commitment to help physicians improve the quality of care to their patients is the 2004 approval of the liquid formulation of Synagis. We believe this new liquid formulation, which we plan to introduce into the U.S. marketplace during the 2005/2006 RSV season, will increase efficiency and convenience for physicians in administering the drug and reduce the amount of time patients wait in doctors' offices to receive their dose of Synagis. We are also working diligently to bring the next generation of both Synagis and FluMist to the market, which would hopefully offer both improvements in product efficacy and convenience for providers and patients.



Rewarding careers to employees and increased value to shareholders

MedImmune strives to hire and retain the best and the brightest across a broad spectrum of disciplines. We employ people for careers, not jobs. At MedImmune, you'll find individuals who have created an exciting work environment where excellence and integrity serve as our guiding principles—from product development to client interactions to working with colleagues. We invest in employees through on-the-job training and offer tuition reimbursement opportunities. In turn, having an engaged and dedicated workforce supports our preclinical and clinical programs as well as our growth initiatives, which will hopefully generate significant shareholder value over time.




PETER
MedImmune, Inc.

Interdisciplinary teamwork and mutually beneficial partnerships are essential to our success. We recruit, develop and retain a diverse, dedicated and team-oriented workforce. FROM LEFT TO RIGHT: JENNY TSANG, *Senior Tax Analyst, Finance;* LORI OVINGTON, *Senior Manager, Clinical Data Processing;* PETER AKUFONGWE, *Quality Control Analyst III, Research; and* PETER YOUNG, *Vice President, Information Technology.*





Dedicated to advancing science and medicine to help people live better lives

Developing a product using the latest advances in scientific methods and multi-phase trials can take 10 to 15 years and upwards of $1 billion to gain product approval from regulatory agencies. Even then, there is no guarantee that a product will be as successful as hoped once physicians start prescribing it to patients for appropriate use. Now in our 17th year as a biotechnology company, we understand the risks, uncertainties and commitment inherent in moving promising new medical options through the development cycle. But, through our experience with our marketed products, particularly Synagis, we also understand the incredible importance of tackling this challenge and the indescribable rewards that come along with making drugs that successfully improve people's lives. In 2004, we made solid progress in expanding and advancing our development-stage products resulting in the strongest and most diverse pipeline MedImmune has ever managed. In addition to our own internal efforts this past year, our pipeline has benefited from interactions with our longstanding partners at GlaxoSmithKline, and the creation of new partnerships, such as the one we entered into in 2004 with Medarex, Inc.

Access to novel technologies through complimentary alliances is also a key factor in staying at the competitive forefront of research. With this in mind, MedImmune has a wholly owned venture capital subsidiary, MedImmune Ventures, Inc., which makes minority investments in promising biotechnology companies. Occasionally, we will pursue these investments in connection with strategic research alliances as was done with Critical Therapeutics, Inc., Micromet AG and GenPat77 Pharmacogenetics AG. In 2004, we invested in several early-stage ventures, including those developing novel protease inhibitors for the treatment of human diseases, B-cell directed monoclonal antibody therapies for autoimmune disorders and B-cell cancers, and potential treatments for breast cancer.

Bringing influenza vaccine to market each season requires a collaborative, multi-continental approach. LEFT: *Research Associate II* MELISSA DIXON *conducts preclinical research at MedImmune's Mountain View, California facility.* TOP LEFT: *Associate Scientist* LAURA TAN *participates in influenza virus strain development in Santa Clara, California.* TOP RIGHT: *Research Associate II* BRANDON LIANG *sequences viral RNA as part of the FluMist development process in Mountain View, California.*





The company is focused on the areas of infectious disease, cancer and inflammatory disease

We focus our efforts on using biotechnology to produce innovative products to prevent or treat infectious and inflammatory diseases, as well as various types of cancers. Our scientific expertise is largely based in the areas of monoclonal antibodies and vaccines. We actively market four products: Synagis and FluMist to help prevent two common respiratory infectious diseases; Ethyol to help reduce the undesired side effects of certain anti-cancer chemo- and radiotherapies; and Cytogam, which is used to help prevent cytomegalovirus disease associated with solid organ transplantation. We are leveraging our scientific expertise and marketing experience to develop a pipeline of new and promising product candidates in these three therapeutic areas.

On the vaccines front, we are involved in developing products to help prevent influenza, parainfluenza virus type 3, human metapneumovirus, as well as respiratory syncytial virus. In addition, we are co-developing products to help prevent human papillomavirus, *streptococcus pneumoniae* and Epstein-Barr virus with our partners at GlaxoSmithKline. Our oncology research team is also working hard to expand our pipeline of cancer-related product candidates and is conducting clinical studies with product candidates that may be used to treat or prevent melanoma, prostate cancer and T-cell lymphoma. Likewise, researchers in our inflammatory diseases group are working on new technologies that may be useful in the treatment of rheumatoid arthritis, multiple sclerosis and lupus.

LEFT: *As managers in MedImmune's Clinical Safety group,* CRYSTAL HARRINGTON, R.N. *and* CORY RONCAL, M.D. *are trained to assess drug safety information obtained from clinical trials.* TOP LEFT: JEFFREY STODDARD, M.D. *and* DEBORAH CHARSHA-MAY, PH.D., *members of the Medical Affairs team, are involved in medical activities, such as clinical trials and medical education in support of marketed products.* TOP RIGHT: GUISELA TORRES, *a Program Manager in the Clinical Operations group, facilitates the Numax clinical development programs, and* JACOB PATTASSERIL, *an Associate Scientist in the Development group, is a member of the team that continually enhances manufacturing processes.*





With approximately 2,000 employees worldwide, MedImmune is headquartered in Maryland

MedImmune has facilities in Maryland, Pennsylvania, California, Kentucky, the United Kingdom and the Netherlands. We are proud to have strong and stable manufacturing capabilities, which include vertically integrated expertise in product development, quality assurance, quality control and large-scale manufacturing. The company opened its headquarters and state-of-the-art R&D facility in Gaithersburg, Maryland in March 2004. This facility was designed to place our research functions at the core of the structure and to enhance the collaborative efforts of researchers and other drug development experts. In 2004, we also broke ground on our new pilot lab located immediately adjacent to our new R&D facility in Gaithersburg. This new 112,500-square-foot facility, expected to be completed at the end of 2005, will produce the material necessary for our ongoing and anticipated clinical trials as we move forward in our research and development efforts. We anticipate additional phases of construction at our Gaithersburg campus as a result of the company's expected growth over time, ultimately accommodating a total of 750,000 square feet of office, lab and production space that will house more than 2,000 employees.

Our successes, past and future, have their basis in a culture that embraces the entrepreneurial spirit of all our employees. Just as every employee has shared in MedImmune's success through our stock option program, every employee's input is valued in all aspects of our organization's decision-making. As we grow our business, we strive to support the professional growth of our people. We diligently uphold the values of a strong work ethic, high integrity and an entrepreneurial spirit and try to foster a collaborative environment where interdisciplinary teamwork and mutually beneficial partnerships—inside and outside the company—are essential to our success.

LEFT: PATRICK WHITE, *Production Technician III, assists in the production of Synagis at the Frederick Manufacturing Center.* TOP LEFT: *Manufacturing Technician* MARIE PETERSON *prepares equipment and material to support operations at the Philadelphia Manufacturing Facility.* TOP RIGHT: *At MedImmune's new pilot lab, the company will produce material for clinical trials as its pipeline programs progress.*


PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
MARKET
INFECTIOUS DISEASE
Synagis
FluMist
CAIV-T
Numax
Epstein Barr Virus vaccine
Pneumoccocal vaccine
RSV/PIV-3 vaccine
hMPV/PIV-3 vaccine
hMPV MAb
ONCOLOGY
Ethyol
HPV cervical cancer vaccine
Vitaxin melanoma
Vitaxin prostate
Ethyol: mucositis
Ethyol: AML
MT-103 non-Hodgkin's lymphoma
Siplizumab: T-cell lymphoma
EphA2 MAb
EphA2 Vaccine
EphA4 MAb
IMMUNOLOGY
Cytogam
IL-9 MAb
IFN-alpha and IFNAR
HMGB-1 MAb
Chitinase
TIRC7



The strongest and most diverse research and development pipeline in MedImmune's history

During 2004, we made substantial progress toward our goal of having four Phase 3 clinical trials underway in 2005 and continuously moving new research programs into clinical development. We initiated our Phase 3 program for Numax, our next-generation anti-RSV antibody, at the end of the 2004. The pivotal Phase 3 trial for this product candidate will compare the safety and efficacy of Numax against Synagis, the current standard of care for reducing RSV hospitalizations among high-risk infants. A separate Phase 3 trial is focused on assessing whether Numax can reduce the incidence of RSV hospitalization in full-term Native American infants. In 2004, we initiated a Phase 3 program for CAIV-T, our next-generation, refrigerator stable formulation of FluMist, to compare it to the injectable flu shot in reducing the incidence of culture-confirmed influenza in children. Our partners at GlaxoSmithKline started a global Phase 3 program for our human papillomavirus vaccine in the first half of 2004. More than 28,000 women are expected to be enrolled in the Phase 3 studies for this vaccine, which is designed to prevent cervical cancer.

We advanced several other clinical-stage programs, including our Phase 2 oncology program for Vitaxin in patients with metastatic melanoma and patients with prostate cancer; our Phase 2 efforts with Ethyol in acute myelogenous leukemia; our Phase 1 studies for siplizumab in T-cell lymphoma; and our anti-IL-9 antibody for asthma. We also expanded our research pipeline with the acquisition of new technology targeting TIRC7, a molecule that appears to be implicated in immune regulation, and therefore may be useful in the treatment of rheumatoid arthritis, multiple sclerosis and other immunological diseases. We announced a collaboration with Medarex, Inc. to develop antibodies targeting interferon alpha and the type 1 interferon receptor 1, for the treatment of autoimmune diseases such as lupus. We also acquired the rights from Yale University to a family of proteins known as chitinases, which may be an important therapeutic target in a number of inflammatory and other diseases.

TOP LEFT: MARTHA WESTER, *Pathology Associate III in MedImmune's Gaithersburg research laboratory, conducts specialized histochemical studies to support development-stage projects.* TOP RIGHT: *FluMist in the production line, prior to final packaging, at the Philadelphia Manufacturing Facility.*



David M. Mott
Chief Executive Officer, President and Vice Chairman



Wayne T. Hockmeyer, Ph.D.
Founder and Chairman of the Board; President, MedImmune Ventures, Inc.

Dear Shareholders:

At the outset of 2004, we announced our plan to achieve $2 billion in revenues by 2009, driven by investments in our pipeline and the continued growth of our currently marketed products. To accomplish this plan, we are focused on a number of strategic priorities including: supporting the continued growth of Synagis and Ethyol; developing Numax as a successor to Synagis; developing FluMist as a superior influenza vaccine; bringing two additional products to market between 2008 and 2010; and continually developing our people, processes and culture so that we are well positioned for growth. We are pleased to report that we made excellent progress on every one of these strategic priorities in 2004, which we will describe in greater detail in the remainder of this letter. As a result of the progress made in 2004, we start 2005 well on track for achieving our longer-term objectives.

FINANCIALLY SOUND—BUILDING FOR THE FUTURE

In 2004, total revenues grew to $1.14 billion driven by a 13-percent increase in product sales that surpassed the billion-dollar mark for the first time in our corporate history. The year was marked by the investment we made in our future, including buying back the rights to FluMist and all related technology from Wyeth; nearly doubling the amount invested in our research and development efforts from the previous year; redeeming $169 million in MedImmune Vaccines convertible debt; and repurchasing nearly 1.2 million shares of our common stock for $30 million. These investments resulted in a net loss of $4 million, or $0.02 per share, for 2004. Our financial position remained strong at year-end with cash and marketable securities at $1.7 billion.

SUPPORT SYNAGIS AND ETHYOL

The main driver of MedImmune's current business is Synagis, a biotechnology blockbuster and the standard of care in preventing RSV disease among high-risk infants. In 2004, Synagis continued to perform well with our worldwide sales increasing 11 percent to $942 million, of which $834 million came from sales of the product in the United States. Sales to our partner Abbott International for distribution outside the U.S. grew by 51 percent to $109 million. Now in its seventh season of availability, the growth rates of Synagis have begun to slow, at least in the United States. Physicians are for the most part familiar with how to properly identify patients that could benefit from the protective aspects of Synagis, as well as how to gauge the incidence and severity of RSV disease in their communities. That being said, however, we continue to seek out ways to improve Synagis and to provide better outcomes for our customers. Toward that end, during 2004, the FDA approved our liquid version of Synagis, a product improvement that we believe may substantially ease the administration of the product.

On the Ethyol front, sales in 2004 were not quite so encouraging, dropping to $92 million from $100 million in 2003. We believe a number of market conditions and disruptions negatively impacted sales of Ethyol in 2004, both in the U.S. and the rest of the world, including changes in wholesaler and distributor buying patterns and inventory levels; uncertainty surrounding the Medicare Modernization Act and its impact on reimbursement practices; the adoption of a relatively new form of radiation treatment—known as Intensity Modulated Radiation Therapy—in the head and neck cancer market; and the reduced promotional efforts outside the U.S. by our largest distribution partner. Putting these disruptions behind us, as well as having made several improvements in our oncology commercial organization during 2004, it is our goal to return Ethyol to a pattern of growth in 2005.

DEVELOP NUMAX AS A SUCCESSOR TO SYNAGIS

We are pleased to report that our progress on Numax during 2004 exceeded our expectation, culminating with the initiation of our pivotal Phase 3 study in the fourth quarter. Our goal with this trial is to show that Numax is at least as safe and effective as Synagis in reducing RSV hospitalizations in high-risk infants. If all continues to go well, and we receive regulatory approval for the drug, we continue to believe that we could be in a position to introduce Numax to the market for the 2008/2009 RSV season.

DEVELOP FLUMIST INTO A SUPERIOR INFLUENZA VACCINE

Our long-term plans for FluMist have two main goals. First, we want to show that the next-generation, liquid formulation, CAIV-T, is biologically equivalent to the currently approved frozen formulation. If we can do this, then we can eliminate the difficult storage conditions that currently hamper frozen FluMist during the distribution process and also provide greater access to the product in our currently approved age range of healthy people between 5 and 49 years. Our second goal is to expand the label to include children under the age of 5 and to show that our technology is better at reducing influenza illness in young children. Toward these goals, we initiated our pivotal Phase 3 trial with CAIV-T in October 2004. This trial was designed to compare CAIV-T directly to the injectable flu shot in reducing the incidence of influenza infection in children under the age of 5 years. We enrolled 8,492 children in this study between the ages of 6 months and 59 months at 249 sites in 16 Northern Hemisphere countries in less than one week! Our expectation is that this trial will be complete by this summer and ready for submission to the FDA by early 2006.

In addition to our two primary goals for FluMist and CAIV-T, we are also focused longer term on expanding the label to include adults 50 years of age and older, and to collect data regarding its safety for use in and around those individuals whose immune systems are seriously compromised. To support all of our efforts for this technology, we have thus far completed 42 trials with either FluMist or CAIV-T involving 64,000 subjects in children down to 6 weeks of age and adults up to 98 years old, and have eight clinical trials underway involving 70,000 subjects.

BRING TWO ADDITIONAL PRODUCTS TO MARKET BETWEEN 2008 AND 2010

Besides introducing CAIV-T and Numax in 2007 and 2008, respectively, our strategic priorities are focused on managing our pipeline in such a way as to introduce two additional products by 2010. Toward this goal, we made significant progress in 2004, advancing our pipeline on nearly all fronts. One of the furthest along involves our HPV vaccine to prevent cervical cancer that we have partnered with GlaxoSmithKline. After presenting encouraging Phase 2 data at international medical conferences, GlaxoSmithKline initiated Phase 3 clinical studies for this project in the first half of 2004. In early 2005, we amended our license agreement with GlaxoSmithKline, opening the door for Merck & Co., Inc., which also has an HPV vaccine in Phase 3 development, to sublicense rights to our patents from GlaxoSmithKline. As a result, MedImmune may receive royalties and milestone payments from both vaccines should they be approved.

In 2004, we advanced several other clinical development efforts, including those for Vitaxin, Ethyol, siplizumab and our anti-IL-9 antibody. We also filed a new supplemental Biologics License Application to use reverse genetics in the manufacture of our influenza vaccines. In addition, we expanded our immunology pipeline by in-licensing the rights to new technology, including TIRC7 from GenPat77, and antibodies targeting interferon-alpha and the type I interferon receptor 1 from Medarex.

CONTINUALLY DEVELOP PEOPLE, PROCESSES AND CULTURE

As a leader in the biotechnology industry, MedImmune is committed to advancing science to develop better medicines that help people live healthier, longer and more satisfying lives. To achieve this ambitious mission, we must constantly develop our people, maximize productivity through the implementation of systems and processes, and nurture our culture so that we remain an employer of choice in our industry. In 2004, we continued to make solid progress on all such fronts. Specifically, we strengthened our oncology and infectious disease commercial organizations; we reinforced our medical affairs, pharmacovigilence and drug safety teams under new leadership; we established a center of excellence for vaccines research and development utilizing our California operations; and we began to reevaluate our preclinical processes with the desire to increase productivity, output and creativity. Throughout the organization, we focused on building teams, confronting challenges and implementing constructive changes. We defined and confirmed our core values of high integrity, entrepreneurial spirit, strong work ethic and collaborative environment to provide clarity on what it means to be associated with MedImmune.

The advances we made in 2004 allow us to start 2005 squarely focused on achieving our mission. We would once again like to thank the more than 2,000 MedImmune employees who individually and collectively focus daily on doing what is necessary to provide better medicines to patients, new medical options for physicians, and increased value to shareholders.

We would also like to once again thank you, our shareholders, for your ongoing support.



David M. Mott
Chief Executive Officer, President and Vice Chairman



Wayne T. Hockmeyer, Ph.D.
Founder and Chairman of the Board;
President, MedImmune Ventures, Inc.

Financial Highlights

(in millions, except per share data)	2004[1]	2003	2002[2,3]	2001[3]	2000[3]
Consolidated Statement of Operations Data					
Total Revenues	**$1,141**	$1,054	$ 853	$ 621	$ 542
Gross Profit	**758**	703	589	443	370
Research & Development	**327**	156	148	83	66
Net (Loss) Earnings	**(4)**	183	(1,098)	149	111
Diluted (Loss) Earnings Per Share	**(0.02)**	0.72	(4.40)	0.68	0.50
Consolidated Balance Sheet Data					
Cash and Investments	**$1,706**	$1,900	$ 1,423	$ 778	$ 526
Total Assets	**2,564**	2,795	2,188	1,237	1,017
Long Term Debt	**507**	682	218	10	10
Total Shareholders' Equity	**1,675**	1,699	1,677	1,044	844

[1] *Includes charges associated with the termination of our collaboration with Wyeth and reacquisition of full rights to the influenza vaccines franchise.*

[2] *Includes a charge for acquired in-process research and development (IPR&D), in connection with our acquisition of Aviron on January 10, 2002.*

[3] *Certain prior year amounts have been reclassified to conform to the current year presentation.*

TOTAL REVENUES
($ in millions)



$1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004

GROSS PROFIT
($ in millions)



$800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

RESEARCH & DEVELOPMENT
($ in millions)



$350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004

TABLE OF CONTENTS

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROLS

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Under our supervision, and with the participation of our management, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under our supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, we concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



David M. Mott
Chief Executive Officer,
President and Vice Chairman



Lota S. Zoth
Senior Vice President and
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and the beliefs, assumptions and judgments of our management. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties that are difficult to predict. Readers are referred to the "Forward-Looking Statements" and "Risk Factors" sections in Part I, Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2004.

INTRODUCTION

MedImmune is committed to advancing science to develop better medicines that help people live healthier, longer and more satisfying lives. MedImmune currently focuses its efforts on using biotechnology to produce innovative products for prevention and treatment in the therapeutic areas of infectious disease, autoimmune disease and cancer. MedImmune's scientific expertise is largely in the areas of monoclonal antibodies and vaccines. MedImmune markets four products, Synagis, FluMist, Ethyol and CytoGam and has a diverse pipeline of development-stage products. In January 2002, we acquired Aviron, a California-based vaccine company ("the Acquisition").

OVERVIEW

During 2004, product sales surpassed $1 billion for the first time in corporate history, increasing 13% as compared to 2003, reflecting growth in Synagis sales and recognition of FluMist product sales revenues related to the 2003/2004 and 2004/2005 flu seasons. We recorded a net loss of $0.02 per share in 2004 compared to diluted net earnings per share of $0.72 in 2003. The decline in net income was primarily attributable to charges incurred in 2004 for the reacquisition of the influenza vaccines franchise from Wyeth, and increased research and development spending due to higher levels of clinical activity. Our 2003 earnings also included milestones and other payments we received from Wyeth for FDA approval of FluMist and achievement of other goals totaling $45.9 million.

Following the disappointing launch of FluMist in 2003, we completed a thorough assessment of: (1) the approved product, FluMist; (2) the live attenuated, nasally delivered influenza technology and subsequent products (collectively, the "influenza vaccines franchise"); and (3) the influenza market. Based on this assessment, we maintain our belief that FluMist is a significant advance in the prevention of influenza disease, and reiterated our commitment to the future of vaccine and related technology. Notwithstanding this commitment, we do not expect the vaccine to be a meaningful contributor to revenue growth before 2007, when we hope to launch CAIV-T, the refrigerator-stable version of FluMist, in the United States. From 2004 to 2006, we expect to focus our efforts on developing FluMist into a superior influenza vaccine preferred by pediatricians, with particular attention toward developing CAIV-T (now in Phase 3 development) and seeking approval to extend the indicated population to include individuals below the age of five years and above the age of 49 years.

Toward this goal, in April 2004, we entered into agreements with Wyeth to dissolve our collaboration for the influenza vaccines franchise. As a result of the dissolution and in exchange for an upfront fee, future milestones and royalties, we reacquired the full rights to this technology. We also assumed full responsibility for the manufacturing, marketing, and selling of FluMist and any subsequent related products. During 2004, we substantially completed the transition of all research, development, clinical, regulatory, and sales and marketing activities related to the influenza vaccines franchise from Wyeth to us.

For the 2004/2005 flu season, we introduced a substantially lower price structure for FluMist and refocused our selling efforts on the same pediatricians who are our Synagis customers. In early October 2004, regulatory actions in the United Kingdom caused a significant portion of the injectable influenza vaccine supply for the U.S. to be withheld from the market. Subsequently, we increased the quantity of filled FluMist doses for the 2004/2005 season to approximately three million, of which approximately 1.7 million doses were sold through December 31, 2004.

We continued developing our product candidates during 2004 with the advancement of three programs into Phase 3 development, including Numax, CAIV-T, and our human papillomavirus vaccine partnered with GSK. We continued to advance our oncology program for Vitaxin, with Phase 2 trials currently being conducted in melanoma and prostate cancer. During 2004, we decided to terminate Phase 2 testing of Vitaxin in patients with rheumatoid arthritis and psoriasis, based on preliminary data suggesting lack of clinical benefit in these inflammatory diseases. We also received approval for a supplemental biologics license application for a liquid formulation of Synagis in July 2004.

As we look to the future, we intend to continue commercializing our core products, advance our product candidates in the clinic, and develop our pipeline through our own internal discovery and development efforts and by gaining access to new technologies through acquisition and in-licensing arrangements. Our product development objectives include developing Numax as a successor to Synagis, developing FluMist as a superior influenza vaccine and bringing two additional products to market between 2008 and 2010.

Our cash and marketable securities at December 31, 2004 were $1.7 billion as compared to $1.9 billion at December 31, 2003. In addition to our research and development activities, we utilized cash during 2004 for two significant transactions: the redemption and payment of the remaining 5¼% Convertible Subordinated Notes and the payments associated with the reacquisition and transition of the influenza vaccines franchise from Wyeth.

We have the following expectations for 2005:

Product Sales

For 2005, we expect product sales to grow by approximately 10 percent, driven by worldwide reported revenues from Synagis that are expected to top the $1 billion mark for the first time. We expect that the product mix on a percentage basis in 2005 will be comparable to that in 2004. Owing to the fact that for the foreseeable future Synagis is expected to continue to comprise a majority of our product sales, we believe our revenues and operating results will reflect the seasonality of that product's use to prevent RSV disease, which occurs primarily during the winter months. As noted above, we do not expect FluMist to be a meaningful contributor to revenue growth before 2007, when we hope to launch in the United States an improved formulation of this influenza vaccine with a label including a broader age indication. As such, we expect only a modest increase in sales of FluMist in 2005 compared to 2004.

Gross Margin

Excluding gross margins on FluMist, we expect that our annual gross margin percentage for 2005 will be consistent with our historical rate. We anticipate that FluMist will continue to exert downward pressure on gross margins until we successfully launch an improved formulation with a broader label. We expect that gross margins may vary significantly from quarter to quarter, based on the product mix and reflecting the seasonality of Synagis and FluMist.

Research and Development Expense

We expect research and development expenses to increase in 2005 compared to 2004, and comprise approximately 25 to 30 percent of product sales. This is largely due to the initiation of several Phase 3 trials for Numax and CAIV-T during the fourth quarter of 2004, which will continue throughout 2005.

Throughout 2005, we believe our financial position will remain strong with cash flow from operations funding capital expansion, strategic investments, research and development expenditures, and repurchases of common stock.

DISSOLUTION OF THE COLLABORATION WITH WYETH

In April 2004, we entered into agreements to dissolve the collaboration with Wyeth for FluMist, CAIV-T and all related technology. As a result of the dissolution and in exchange for an upfront fee and future milestones and sales-related royalties, MedImmune reacquired the influenza vaccines franchise, and assumed full responsibility for the manufacturing, marketing and sale of FluMist and any subsequent related product. As part of the dissolution, we acquired Wyeth's distribution facility in Louisville, Kentucky. Wyeth has provided bulk manufacturing materials, transferred clinical trial data, as well as provided manufacturing support services, during a transition that was substantially completed during 2004. In connection with the dissolution of the collaboration, we made payments during 2004 totaling $79.9 million under the terms of the agreement, representing: (1) the final reconciliation of the amounts owed between parties related to the 2003/2004 influenza season; (2) the settlement of commercialization and development expenses owed between parties through the date of the agreement; (3) the purchase of the distribution center; (4) the transfer of other assets from Wyeth; and (5) the payment of milestones for achieving certain goals for transition activities. An additional $4.1 million due to Wyeth as of December 31, 2004 for technology transfer and transition activities is included in accrued expenses on our consolidated balance sheet.

The notable impacts of the transaction during 2004 are as follows:

Revenue

Beginning with the 2004/2005 flu season and beyond, all FluMist product sales are recorded as the sales price to our distributor less customary sales allowances. We no longer receive any reimbursement from Wyeth for development and commercialization costs, nor do we receive milestone payments.

Research and Development

Our research and development charges increased significantly in 2004 compared to 2003 as we completed the transition of research and development activities from Wyeth and increased our resources and infrastructure to assume full responsibility for the continued development and regulatory approval of the influenza vaccine franchise.

Impairment of Intangible Asset

In conjunction with the Acquisition in 2002, we recorded an intangible asset on our balance sheet that represented the fair value, as determined by an independent valuation, of the original collaborative agreement with Wyeth for the development, manufacture, distribution, marketing, promotion and sale of FluMist. As a result of the dissolution of our original collaboration with Wyeth, we recorded a permanent impairment charge of $73.0 million during the second quarter of 2004 to write off the remaining unamortized cost of the intangible asset.

Acquired In-Process Research and Development (IPR&D)

We recorded charges for IPR&D of $29.2 million during 2004, representing the relative fair value of purchased in-process technologies at the purchase date, as determined by an independent valuation. A portion of the charges that occurred in 2004 relate to milestone payments to Wyeth for the achievement of certain contractual deliverables. See further explanation of the calculation of the IPR&D charge in the Critical Accounting Estimates section.

Income Taxes

Our effective tax rate for 2004 was approximately 59%, as compared to our 2003 effective rate of approximately 37%, reflecting the impact of the portion of IPR&D expensed during the second quarter that is not deductible for tax purposes. Excluding the impact of the dissolution of the Wyeth agreements, the 2004 effective tax rate was approximately 33%. See further discussion of income taxes in the Critical Accounting Estimates section.

NEW ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We have adopted FIN No. 46 and determined that we do not currently hold interests in any entities that are subject to the consolidation provisions of this interpretation.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No.123R, a revision of SFAS 123, "Accounting for Stock-based Compensation." SFAS 123R requires public companies to recognize expense associated with share-based compensation arrangements, including employee stock options, using a fair value-based option pricing model, and eliminates the alternative to use Accounting Principles Board Opinion 25's intrinsic value method of accounting for share-based payments. In accordance with the new pronouncement, we plan to begin recognizing the expense associated with share-based payments, as determined using a fair value-based method, in our statements of operations beginning on July 1, 2005. We expect that adoption of the expense provisions of the Statement will have a material impact on our results of operations. The standard allows three alternative transition methods for public companies: modified prospective application without restatement of prior interim periods in the year of adoption; modified retrospective application with restatement of prior interim periods in the year of adoption; and modified retrospective application with restatement of prior financial statements to include the same amounts that were previously included in pro forma disclosures. We have not determined which transition method we will adopt.

During July 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires investors to apply the equity method of accounting to investments that are in-substance common stock, defined as an investment in an entity that has risk and reward characteristics that are substantially similar to the entity's common stock. The EITF is effective for reporting periods beginning after September 15, 2004. During the third quarter of 2004, we early adopted EITF 02-14, with an immaterial impact to our consolidated financial position and results of operations.

During September 2004, the EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that all contingently convertible debt instruments be included in diluted earnings per share using the if-converted method, regardless if the market price trigger (or other contingent feature) has been met. The EITF is effective for reporting periods ending after December 15, 2004 and requires that prior period earnings per share amounts presented for comparative purposes be restated. Under the provisions of EITF 04-8, our 1% Convertible Senior Notes (the "1% Notes"), which represent 7.3 million potential shares of common stock, will be included in the calculation of diluted earnings per share using the if-converted method regardless if the contingent requirements have been met for conversion to common stock. We adopted EITF 04-8 during the fourth quarter of 2004, and determined that there is not a material impact on prior periods' earnings per share calculations.

In December 2004, the FASB issued SFAS 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4." SFAS 151 amends the guidance in ARB No. 43, Chapter 4 to require that idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt SFAS 151 for inventory costs incurred beginning January 1, 2006 as required by the Standard. We expect that adoption of the Standard will have an immaterial impact on our consolidated financial position and results of operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires management to make estimates and judgments with respect to the selection and application of accounting policies that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. We consider an accounting estimate to be critical if the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and if changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following critical accounting estimates have the greatest impact on the preparation of our consolidated financial statements. Management has discussed the development of and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

In-Process Research and Development

When we enter into significant agreements for access to late-stage technology or product candidates, we generally perform a valuation of the transaction to determine the fair value of the acquired in-process technologies at the acquisition date, calculated as the sum of probability-adjusted commercial scenarios, or income approach. This method is usually based upon management's estimates of the probability of FDA and/or other regulatory body approval and commercial success for the product candidate, which can include the estimated impact of key factors, including the size of the indicated population, price, volume, timing of regulatory approval and any potential failure to commercialize the product.

During 2004, we recorded a charge of $29.2 million for acquired IPR&D in conjunction with our reacquisition of influenza vaccine franchise rights from Wyeth in May 2004. The charge represents the estimated relative fair value, as of the purchase date, of the acquired in-process technologies and certain IPR&D projects, primarily CAIV-T, calculated utilizing the income approach. CAIV-T is not expected to have the logistical and distribution issues associated with the frozen formulation and is expected to have an expanded label. We do not believe that there will be any alternative future use for the in-process technologies that were expensed as of the reacquisition date. In valuing the purchased in-process technologies, we estimated cash inflows based on extensive market research performed on the U.S. marketplace and cash outflows for product costs, milestones and royalties to be paid over a 10-year period assuming approval and U.S. launch in the 2007/2008 timeframe using probability-of-success-adjusted scenarios and a discount rate of 11.3%. Based on current information, management believes that the projections underlying the analysis are reasonable; however, the actual cash inflows or outflows cannot be predicted with certainty. To achieve these projections, we are required to complete certain Phase 3 clinical trials over the next several years. The estimated total cost of these worldwide Phase 3 clinical trials, which is dependent upon several factors including the ultimate design of the trials, the number of patients to be enrolled, and the number of sites needed to complete enrollment, is estimated to range between $110 million and $160 million.

As with all biotechnology products, the probability of commercial success for any one research and development project is highly uncertain. If we fail to successfully complete the clinical trials or if CAIV-T is not approved by the FDA as a safe and effective vaccine for our targeted populations, the launch may be delayed or terminated, resulting in a diminished or no return on the purchase price of the Acquisition, payments made to Wyeth in connection with dissolution of the collaboration and development costs incurred to date. In addition, as of December 31, 2004, none of the existing manufacturing facilities involved in the production of CAIV-T have been licensed to manufacture CAIV-T by any regulatory agency, nor has CAIV-T been manufactured on a sustained commercial scale. There can be no assurance that these facilities can achieve licensure by the FDA or any other regulatory agency, nor can there be any assurances that if licensed, commercial scale production could be achieved or sustained. If we fail to obtain FDA approval for the marketing and manufacture of CAIV-T, we will not achieve the currently anticipated return on any investment we have made or will make in CAIV-T.

During the first quarter of 2002, we recorded a charge of $1,179.3 million for acquired IPR&D in conjunction with the Acquisition. FluMist, the leading product candidate at the time, was considered to be a "late-stage" product candidate, and as such, we used the methodology described above to value the amount of the purchased IPR&D at the transaction date. FluMist was approved in June 2003 and launched in September 2003.

As a result of multiple factors, which were unforeseen at the time of the Acquisition, FluMist did not achieve the level of initial commercial success that we had projected for the first season. After a thorough analysis of the product subsequent to the first season, we are focused on attempting to change the formulation from frozen to refrigerator-stable and to expand the label to 6 months through 64 years of age. As such, we do not presently believe that the FluMist product will be a meaningful contributor to revenue growth before 2007, when we hope to launch CAIV-T. Had we known at the time of the Acquisition that we would have a more narrow indication (the June 2003 approval was for healthy people from 5 years to 49 years of age) than expected or that our sales volumes would be much lower than expected, the value assigned to the purchased IPR&D would likely have been approximately half of the original valuation.

Revenue Recognition

We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

We receive royalties from licensees, based on third-party sales of licensed products or technologies. Royalties are recorded as earned in accordance with the contract terms when third-party results can be reliably measured and collectibility is reasonably assured.

Revenue from certain guaranteed payments where we continue involvement through a development collaboration or an obligation to supply product is recognized ratably over the development or supply period.

We may record deferred revenues related to milestone payments and other up front payments. Deferred revenue for manufacturing obligations is recognized as product is delivered. Deferred revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements, as long as the milestones are substantive and at risk. Revenue under research and development cost reimbursement contracts is recognized as the related costs are incurred.

Inventory

We capitalize inventory costs associated with certain products prior to regulatory approval and product launch, based on management's judgment of probable future commercial use and net realizable value. We could be required to permanently write down previously capitalized costs related to pre-approval or pre-launch inventory upon a change in such judgment, due to a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential factors. Conversely, our gross margins may be favorably impacted if some or all of the inventory previously written down becomes available and is used for commercial sale.

We capitalize inventory costs associated with marketed products based on management's judgment of probable future commercial use and net realizable value. We could be required to permanently write down previously capitalized costs related to commercial inventory due to quality issues or other potential factors. Conversely, our gross margins may be favorably impacted if some or all of the inventory previously written down is recovered through further processing or receipt of specification waiver from regulatory agencies, and becomes available and is used for commercial sale.

We are required to state all inventory at lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to multiple factors affecting our inventories and compare these with current or committed inventory levels. In the highly regulated industry in which we operate, raw materials, work-in-process and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory costs. Additionally, if our estimate of a product's pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgments as well. In the context of reflecting inventory at the lower of cost or market, we will record permanent inventory write-downs as soon as a need for such a write-down is determined. Such write-downs in inventory are permanent in nature, and will not be reversed in future periods.

The valuation of FluMist inventories continues to require a significant amount of judgment for multiple reasons. Specifically, the manufacturing process is complex, in part due to the required annual update of the formulation for recommended influenza strains, and there can be no guarantee that we will be able to continue to successfully manufacture the product. Prior to approval in June 2003, all FluMist inventories were considered pre-approval and pre-launch inventories. Subsequent to approval, all FluMist inventories were considered to be inventory available for commercial sale.

The annual FluMist production cycle begins in October of the year prior to the influenza season in which the product will be consumed. For example, the production cycle for the 2004/2005 season began in October 2003. The production cycle begins by preparing the master viral working seeds and readying the manufacturing facilities for the bulk monovalent production, blending three monovalent strains into a trivalent vaccine, filling into intranasal sprayers, packaging sprayers into multi-dose packs and distributing the frozen product. Our raw materials have expiration dates (dates by which they must be used in the production process) that range from 24 months to 60 months. Our semi-processed raw materials and work-in-process inventory have multiple components, each having different expiration dates that range from nine to 24 months. Each season's finished FluMist product has an approved shelf life ranging from three months to nine months.

For all inventory components on hand as of December 31, 2004, we reviewed the following assumptions to determine the amount of any necessary reserves: expected production levels and estimated cost per dose; sales volume projections that are subject to variability; the expected price to be received for the product and anticipated distribution costs; and current information about the influenza strains recommended by the Centers for Disease Control and Prevention for each season's vaccine. The methodology used to calculate adjustments required to value our FluMist inventories as of December 31, 2004 at net realizable value was consistent with the methodology used for the valuations from approval in June 2003 through and as of December 31, 2004.

The December 31, 2003 valuation of FluMist inventories considered the disappointing sales results of our initial launch of FluMist, which became available in late 2003, and our revised sales estimates of FluMist for both the 2003/2004 and 2004/2005 flu seasons. As a result, we revised our sales volume estimates and decreased the estimated price expected to be received per dose for the 2004/2005 flu season. In addition, we decreased our estimated production levels based on our anticipated decrease in sales volumes, which increased the per unit cost to produce FluMist. Using these assumptions, we compared the amount of expected FluMist sales with the expected production cost to estimate the net realizable value of FluMist inventories to be produced throughout the season. Sales and production estimates for the 2004/2005 season incorporated into the inventory valuations performed as of December 31, 2003 and the first half of 2004 were generally consistent. The valuation as of September 30, 2004 incorporated management's estimates of sales and production levels that were adjusted to take into account anticipated increased demand due to the shortage of injectable influenza vaccine in the U.S. for the 2004/2005 season. The valuation of inventory as of December 31, 2004 is based on sales volume and price estimates for the 2005/2006 season that are largely based on our actual experience for the 2004/2005 season.

The table below summarizes the activity within the components of FluMist inventories (in millions):

	Gross Inventory	Reserves	Net Inventory
FluMist Details			
As of December 31, 2003	$122.1	$(85.8)	$36.3
Raw materials, net	5.0	0.5	5.5
Production, net	62.0	(47.4)	14.6
Disposals and scrap	(85.6)	77.9	(7.7)
Cost of goods sold recognized on 2003/2004 inventory during Q1 of 2004	(34.2)	5.0	(29.2)
Cost of goods sold recognized on 2004/2005 inventory during Q4 of 2004	(18.6)	14.1	(4.5)
As of December 31, 2004	$ 50.7	$(35.7)	$15.0

Because finished FluMist product has an approved shelf life ranging from three to nine months, all finished product produced for a particular flu season must be sold within that season. Thus, if our actual sales fall below our projections, we will be required to write off any remaining inventory balance at the end of the flu season.

For our other products, we periodically assess our inventory balances to determine whether net realizable value is below recorded cost. Factors we consider include expected sales volume, production capacity and expiration dates. We plan to replace the current lyophilized formulation of Synagis with the newly approved liquid formulation during the 2005/2006 RSV season pending final FDA approval of the manufacturing facilities and processes. As of December 31, 2004, we analyzed inventory quantities, including pending future commitments, and projected sales levels of the current formulation of Synagis in connection with this conversion plan. Based on our review, we recorded a permanent inventory write-down for excess inventories of $5.5 million. No other significant inventory adjustments were recorded during 2004.

Sales Allowances and Other Sales Related Estimates

Reductions to Gross Product Sales

We record allowances for discounts, returns, chargebacks and rebates due to government purchasers as a reduction to gross product sales. The timing of actual discounts, returns, and chargebacks taken, and rebates paid to government purchasers can lag the sale of the product by up to several months. As such, a significant amount of judgment is required when estimating the impact of sales allowances on gross sales for a reporting period. The assumptions used in developing our estimates of sales reserves include the following key factors:

- historical trends for discounts, returns, rebate claims, or other claims;
- our current contracts with customers and current discount programs;
- actual performance of customers against contractual volume targets tied to discounts;
- proportion of gross sales ultimately used by Medicaid patients;
- state Medicaid policies and reimbursement practices; and
- accuracy of reporting by our customers of end-user product sales by state.

We update these factors for any known changes in facts or circumstances as soon as the changes are known. If our historical trends are not indicative of the future, or our actual sales are materially different from the projected amounts, or if our assessments prove to be materially different than actual occurrence, our results could be affected. The estimation process for determining reserves for sales allowances inherently results in adjustments each year. Additionally, because of the varying lags and the seasonal nature of our largest product, Synagis, our sales discounts, returns, chargebacks and rebates fluctuate throughout the year. If our estimate of the percentage of gross sales to be recorded for sales allowances for Synagis were to increase by 1%, our revenues for the 2003/2004 Synagis sales season (which runs from July 2003 to June 2004) would have been reduced by approximately $9 million. A decrease of 1% in the sales allowances for Synagis during the same period would have increased our revenues by approximately $9 million.

We estimate the amount of rebates due to government purchasers quarterly based on historical experience, along with updates, and based on our best estimate of the proportion of sales that will be subject to this reimbursement, largely comprised of Medicaid payments to state governments. During the first quarter of 2003, we lowered our estimate of rebates due to government purchasers to reflect favorable historical experience and a change in our estimate of the proportion of the sales that are subject to reimbursement. During the fourth quarter of 2003, we became aware of efforts by several states to collect rebates for product administered in certain settings for which reimbursement was not sought in the past. After analyzing the situation, we determined that the new facts and circumstances warranted an increase in our estimate of rebates due to government purchasers. As such, we recorded additional reserves for rebates due to government purchasers of approximately $13.7 million during the fourth quarter of 2003, and increased our estimate of the proportion of current sales that will be subject to reimbursement, given the change in circumstance. For the years ended December 31, 2004, 2003 and 2002, allowances for discounts, returns, chargebacks and rebates due to government purchasers resulted in a net reduction to gross product sales of approximately 10%, 9% and 9%, respectively. The increase in 2004 is attributable to FluMist sales, which experience higher discount and return rates than our other products, and higher levels of Medicaid reporting compliance for reimbursement.

Allowances for discounts, returns, and chargebacks, which are netted against accounts receivable, totaled $14.5 million and $9.0 million at December 31, 2004 and 2003, respectively. Allowances for government reimbursements were $52.5 million and $42.4 million as of December 31, 2004 and 2003, respectively, and are included in accrued expenses in the accompanying balance sheets.

Selling, General and Administrative Expenses

We estimate our co-promotion expense and sales commissions by applying an estimated rate that is based upon an estimate of projected sales for the season to our actual sales for the period. We decreased co-promotion expense by $2.0 million in 2003 and increased co-promotion expense by $2.1 million in 2002, resulting from the final reconciliation of net sales for the 2002/2003 and 2001/2002 contract years. No significant adjustments to co-promotion expense were made during 2004.

We estimate the level of bad debts as a percentage of gross trade accounts receivable balances outstanding at the end of the period, based upon our assessment of the concentration of credit risk, the financial condition and environment of our customers, and the level of credit insurance, if any, we obtain on our customers' balances. Because of the seasonal nature of our largest product, Synagis, our accounts receivable balances fluctuate significantly. Accordingly, our allowance for doubtful accounts also fluctuates. Our accounts receivable balances tend to be highest at the end of December and March, while the September balances are somewhat lower as our selling season is just beginning, and the June balances are significantly lower, reflecting the close-out of the prior season. For the years ended December 31, 2004 and 2003, we recorded $2.0 million and $3.8 million in reductions to bad debt expense, largely based on our current assessment of the factors above. Bad debt expense is classified as selling, general and administrative expense in our consolidated statements of operations.

Income Taxes

We record valuation allowances to reduce our deferred tax assets to the amounts that are anticipated to be realized. We consider future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances. In general, should we determine that we are able to realize more than the recorded amounts of net deferred tax assets in the future, our net income will increase in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, our net income would decrease in the period such determination was made. Reversals of valuation allowance related to acquired deferred tax assets, however, would first be applied against goodwill and other intangibles before impacting net income. A tax reserve is recorded when we cannot assert that it is probable that a tax position claimed on a return will be sustained upon challenge by the tax authority. Any change in the balance of a tax reserve during the year is treated as an adjustment to current year tax expense.

During 2004, we reached a state tax settlement that enabled us to release a tax contingency reserve of $1.5 million, resulting in a benefit to our consolidated statement of operations. In addition, our U.K. subsidiary recognized income in 2004 for U.K. tax purposes, which enabled us to release a valuation allowance for net operating losses of approximately $2.4 million, resulting in a favorable impact to the consolidated statement of operations.

Goodwill and Intangible Assets

We have recorded and valued significant intangible assets that we acquired as a result of the Acquisition. We engaged independent valuation experts who reviewed our critical assumptions and assisted us in determining a value for the identifiable intangibles. Of the $129.4 million of acquired intangible assets, $90.0 million was assigned to the worldwide collaborative agreement with Wyeth for the development, manufacture, distribution, marketing, promotion, and sale of FluMist. We estimated the fair value of the Wyeth agreement using the sum of the probability-adjusted scenarios under the income approach. In applying this method, we relied on revenue assumptions, profitability assumptions and anticipated approval dates. The remaining $39.0 million was assigned to a contract manufacturing agreement with Evans Vaccines Limited. We estimated the fair value of the Evans agreement using the cost approach, which is based on the theory that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced. In our analysis, we reduced replacement cost for such factors as physical deterioration and functional or economic obsolescence. We review intangible assets for impairment when an event that could result in an impairment occurs. As a result of the dissolution of the collaboration with Wyeth during 2004, we recorded a permanent impairment loss of $73.0 million that represented the remaining unamortized cost of the related intangible asset. As of December 31, 2004, there was no further impairment of our intangible assets, of which $13.1 million remains unamortized.

During 2004 and 2003, we made adjustments to goodwill recorded in the Acquisition of $11.2 million and ($2.4) million, respectively, reflecting adjustments to deferred tax assets relating to the resolution of income tax related uncertainties. We review goodwill for impairment at least annually (during the fourth quarter) and during interim periods if an event that could result in an impairment occurs. As of December 31, 2004, we have not identified any impairment of goodwill, of which $24.8 million remains on the consolidated balance sheet.

Investments in Debt and Equity Securities

Our short-term and long-term investments are subject to adjustment for other-than-temporary impairments. Impairment charges are recognized in the consolidated statements of operations when a decline in the fair value of an investment falls below its cost value and is judged to be other than temporary. We consider various factors in determining whether an impairment charge is required, including: the length of time and extent to which the fair value has been less than the cost basis; the financial condition and near-term prospects of the issuer; fundamental changes to the business prospects of the issuer; share prices of subsequent offerings; and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. During 2004, 2003, and 2002, we recorded impairment losses of $13.7 million, $1.7 million and $14.0 million, respectively, based on the duration and magnitude of the declines in the fair value of certain of our investments, as well as the financial condition and near-term prospects of the investee companies.

RESULTS OF OPERATIONS

COMPARISON OF 2004 TO 2003

Revenues—Product Sales

(In Millions)	2004	2003	Growth
Synagis	**$ 942.3**	$849.3	11%
Ethyol	**92.4**	100.2	(8%)
FluMist	**48.0**	—	n/a
Other Products	**41.3**	43.1	(4%)
	$1,124.0	$992.6	13%

During 2004, product sales grew 13% to $1.1 billion as compared to $1.0 billion during 2003, primarily due to an 11% increase in sales of Synagis to $942.3 million. Of the overall 13% increase in product sales, approximately five percentage points were due to the recognition of FluMist product sales for the first time in 2004. Domestic price increases accounted for five growth points, and an additional two percentage points were due to increases in domestic sales volume, but were largely negated by higher sales allowances that reduced sales by two percentage points. International sales added three points of growth.

Synagis

Synagis accounted for approximately 84% and 86% of our product sales for 2004 and 2003, respectively. We achieved a 7% increase in domestic Synagis sales to $833.6 million for 2004, up from $777.1 million in 2003. Of the 7% growth year over year, five percentage points resulted from price increases and four percentage points were due to higher sales volumes, which were partially offset by higher sales allowances that caused a reduction of two percentage points. Our reported international sales of Synagis increased to $108.7 million in 2004 compared to $72.2 million in 2003, largely due to a 33% increase in units sold to Abbott International ("AI"), our exclusive distributor of Synagis outside of the United States. We believe this growth is primarily due to increased product demand by our end users, including physicians, hospitals, and pharmacies. Also contributing to international sales growth was an increase in the sales price caused by a change in the mix of countries to which we sell Synagis internationally that favorably impacted the average sales price, and the favorable currency translation impact of a weakened U.S. dollar. We record Synagis international product sales based on AI's sales price to customers, as contractually defined.

Ethyol

Ethyol accounted for approximately 8% and 10% of our product sales for 2004 and 2003, respectively. Worldwide Ethyol sales declined 8% to $92.4 million in 2004, as compared to $100.2 million in 2003. Domestic sales of Ethyol declined 6% from prior year, driven by an eight percentage point decline due to volume and an additional four points due to an increase in sales allowances, offset by six growth points due to price increases. We believe that the lower domestic sales volumes for 2004 are largely due to the depletion of wholesaler inventories from December 31, 2003 levels to accommodate end-user demand and the impact, which we believe is temporary, of the adoption of a relatively new form of radiation treatment in the head and neck cancer market. International sales of Etyhol declined over the prior year, primarily due to a 58% decrease in unit volume to our international distribution partner, Schering. We record Ethyol international product sales based on a percentage of Schering's end-user sales, as contractually defined.

FluMist

Our 2004 product sales of FluMist amounted to $48.0 million, including product sales for the 2004/2005 flu season of $20.9 million, representing estimated net doses of approximately 1.7 million. 2004 sales also include transfer price revenues of $27.1 million for product shipped to Wyeth, our former partner, during 2003 related to the 2003/2004 season. At December 31, 2003, we concluded that the variables associated with FluMist product revenues were not determinable, largely due to low sales volume and the lack of returns history and comparable rebate redemption rates for the new product. As a result, no product revenues were recognized during 2003 associated with the 4.1 million doses that were shipped to Wyeth during 2003.

Other Products

Sales of other products include sales of CytoGam, RespiGam, NeuTrexin and by-products that result from the CytoGam manufacturing process and amounted to $41.3 million in 2004 as compared to $43.1 million in 2003. The slight decrease is primarily due to the decline in sales of RespiGam, which has been replaced in the marketplace by our second-generation RSV product, Synagis, and is no longer manufactured.

Revenues—Other Revenues

Other revenues of $17.1 million for 2004 are lower than 2003 other revenues of $61.8 million largely due to decreased revenues under collaborative agreements. During 2004, we recognized $7.5 million of milestone revenue under our international distribution agreement with AI upon the achievement of end-user sales of Synagis outside the U.S. in excess of $150 million in a single RSV season. Other revenues in 2004 also include contractual payments received from Wyeth prior to dissolution of our collaboration, including royalties related to the 2003/2004 influenza season, supply goal payments, and corporate funding for clinical development and sales and marketing programs. During 2003, we recognized $45.9 million of revenues under the collaboration with Wyeth related to milestone payments, supply goal payments, and funding for clinical development and marketing programs. Also during 2003, we recognized $7.5 million of milestone revenue for achieving in excess of $100 million in end-user sales of Synagis outside the U.S. during a single RSV season.

Cost of Sales

Cost of sales for 2004 increased 26% to $366.4 million from $289.8 million for 2003. Gross margins on product sales were 67% for 2004, down four percentage points from gross margins of 71% for 2003. Gross margins for all products, excluding FluMist, aggregated to 75% of product sales for both 2004 and 2003. The negative impact of FluMist on gross margins was less in 2003 than 2004 largely due to the shift in costs of FluMist manufacturing that are included in inventory and cost of goods sold during 2004, but were expensed as other operating costs during the first quarter of 2003, prior to FDA approval of the product.

Research and Development Expenses

Total research and development expenses more than doubled during 2004 to $327.3 million from $156.3 million in 2003. Research and development expenses, as reported in the accompanying statements of operations, include both our ongoing expenses of drug discovery and development efforts, as well as costs related to the technology transfer and transition activities associated with reacquisition of the influenza vaccines franchise from Wyeth during 2004. The technology transfer and transition costs, totaling approximately $27.8 million, are largely amounts paid to Wyeth for collection and analysis of data from five late-stage CAIV-T studies conducted by Wyeth over the last several years, including assistance in documenting study reports, closing and locking databases for clinical trials, and transition of clinical study results to our clinical databases. The costs also include payments for the maintenance of the CAIV-T development facility and production of CAIV-T clinical trial material, as well as assistance with internal technology transfer of manufacturing operations for CAIV-T.

The increase in our ongoing expenses of drug discovery and development efforts is related to a large number of new and ongoing clinical and preclinical studies, particularly for Numax, CAIV-T and Vitaxin, as well as costs associated with the expansion of infrastructure to support these studies. During November 2004, we advanced the Numax program into Phase 3 clinical trials, with a pivotal head-to-head trial with Synagis, and a second trial designed to assess whether Numax can reduce the incidence of RSV hospitalization in Native American infants. We are also completing a Phase 1/2 trial with Numax. During October, we initiated a Phase 3 trial that will compare CAIV-T to the traditional injectible flu vaccine in children from 6 months to 59 months of age, and a Phase 3 bridging study designed to compare CAIV-T with frozen FluMist. We also progressed with two ongoing Phase 2 trials for Vitaxin targeting melanoma and prostate cancer, while we discontinued two trials for Vitaxin targeting rheumatoid arthritis and psoriasis based on preliminary data suggesting lack of clinical benefit in these inflammatory diseases. Also during 2004, we began a Phase 1 clinical trial with an anti-interleukin-9 (IL-9) monoclonal antibody to evaluate the molecule as a potential treatment for symptomatic, moderate to severe persistent asthma. During 2004, we also made a $15.0 million payment to Medarex, Inc. as part of a new collaboration to co-develop antibodies targeting interferon-alpha and the type 1 interferon receptor for the treatment of autoimmune diseases.

We have several programs in clinical and pre-clinical development, but a summary of our more significant current internal research and development efforts is as follows:

Product Candidates	Description	Stage of Development
Numax	Second-generation anti-RSV monoclonal antibody	Phase 3
CAIV-T	Refrigerator-stable version of intranasal influenza vaccine, live	Phase 3
Vitaxin	Monoclonal antibody for the treatment of melanoma and prostate cancer	Phase 2
FluMist	Intranasally delivered virus vaccine to prevent influenza infection	Phase 4
Ethyol	Subcutaneous administration in non-small cell lung cancer patients-reduction of esophogitis and pneumonitis	Phase 2

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased 17% to $400.2 million in 2004 compared to $340.9 million in 2003. The increase is largely attributable to costs associated with expanding the pediatric commercial organization, increased co-promotion expense, and increased marketing activities and professional services. Excluding the amounts incurred during 2004 for Wyeth-related transition activities and the favorable impact in both years of adjustments to the bad debt provision based upon changes in our assessment of credit risk, SG&A expense as a percentage of product sales was 36% and 35% in 2004 and 2003, respectively.

Other Operating Expenses

Other operating expenses, which reflect manufacturing start-up costs and other manufacturing related costs, decreased to $8.6 million in 2004 from $26.1 million in 2003. The decrease is due to the shift in the costs of FluMist manufacturing that are in inventory and cost of goods sold this year, but were expensed as other operating costs in the prior year prior to the June 2003 approval of FluMist. Other operating expenses in both periods also include excess capacity charges associated with the plasma production portion of the Frederick Manufacturing Center.

Impairment of Intangible Asset

As a result of entering into agreements to dissolve the collaboration with Wyeth during April 2004, we recorded a permanent impairment loss of $73.0 million that represented the remaining unamortized cost originally recorded for the original collaboration with Wyeth.

Acquired IPR&D

We recorded a charge of $29.2 million for acquired IPR&D for 2004 in conjunction with our reacquisition of the influenza vaccines franchise from Wyeth. The charge represents the relative fair value of purchased in-process technologies at the acquisition date, calculated utilizing the income approach, of certain IPR&D projects, primarily CAIV-T. See further discussion of IPR&D in the Critical Accounting Estimates section of this Management's Discussion and Analysis.

Interest Income and Expense

We earned interest income of $65.5 million for 2004, compared to $56.8 million in 2003, reflecting higher average investment balances and higher average rates. Interest expense for 2004, net of amounts capitalized, was $8.4 million, down from $10.3 million in 2003. The decline is due to the retirement of the 5¼% convertible subordinated notes in

March 2004, partially offset by a decrease in the amount of interest cost capitalized in 2004 versus the prior period, due to the completion of several large construction projects in 2004, including the new R&D facility and corporate headquarters in Maryland.

(Loss) Gain on Investment Activities

We incurred a $2.7 million loss on investment activities for 2004, compared to a gain of $3.4 million in 2003. The 2004 loss consists of impairment write-downs of $13.7 million due to the decline in fair value of certain of our investments in private companies below their cost basis that were determined to be other-than-temporary, partially offset by net realized gains on sales of common stock and other investments totaling $11.0 million. During 2003, we recognized gains on the sale of common stock and other investments of $5.9 million, partially offset by impairment write-downs and charges to record our portion of our minority investees' operating results as required by the equity method of accounting.

Income Taxes

We recorded an income tax benefit of $5.4 million for 2004, resulting in an effective tax rate of 59%. Comparatively, we recorded income tax expense of $108.0 million for 2003, which resulted in an effective tax rate of 37%.

The year-over-year change in our estimated effective tax rate is due in part due to $6.9 million of non-deductible charges for IPR&D during the second quarter of 2004. Our effective tax rate in 2004 was also favorably impacted by the increase in credits available for research and development activities, including credits earned for orphan drug status of certain research and experimentation activities, corresponding to the overall growth in research and experimentation activity over 2003. These credits will vary from year to year depending on our activities and the enactment of tax legislation. Also during 2004, we reached a state tax settlement and our U.K. subsidiary recognized income for U.K. tax purposes, enabling us to release valuation allowance and tax contingency reserves, resulting in a favorable impact to the consolidated statement of operations.

Net (Loss) Earnings

We reported a net loss for 2004 of $3.8 million, or $0.02 per share compared to net earnings for 2003 of $183.2 million or $0.72 per diluted share.

Shares used in computing loss per share for 2004 were 248.6 million, while shares used for computing basic and diluted earnings per share for 2003 were 250.1 million and 257.2 million, respectively. The decrease in share count is primarily attributable to our stock repurchase program that we implemented in July 2003.

We do not believe inflation had a material effect on our financial statements.

COMPARISON OF 2003 TO 2002

Revenues—Product Sales

(In Millions)	2003	2002	Growth
Synagis	$849.3	$671.7	26%
Ethyol	100.2	81.2	23%
FluMist	—	—	—
Other Products	43.1	38.0	13%
	$992.6	$790.9	25%

Product sales grew 25% in 2003 to $992.6 million as compared to $790.9 million in 2002, primarily due to increased sales of Synagis. Of the overall increase in product sales, approximately 16 points of the 25 percentage points were due to an increase in domestic sales volumes, while price increases, net of increases in sales allowances contributed five points to sales growth. The remaining four points of growth were due to an increase in our international sales.

Synagis

Synagis accounted for approximately 86% and 85% of our 2003 and 2002 product sales, respectively. We achieved a 21% increase in domestic Synagis sales to $777.1 million in 2003, up from $641.3 million in 2002. This growth was largely due to increased sales volume in the U.S., which resulted in a 16% increase in domestic units sold. Also aiding growth was a price increase that took effect in June 2003, partially offset by an increase in sales allowances, which are accounted for as a reduction of product sales. Our reported international sales of Synagis to AI more than doubled to $72.2 million in 2003 compared to $30.4 million in 2002, driven primarily by a more than two-fold increase in unit volumes over 2002 levels. The increase in unit volume was offset by a decrease in the realized per unit sales price recognized upon delivery of product to AI under the terms of our international distribution agreement.

Ethyol

Ethyol accounted for approximately 10% of our product sales in both 2003 and 2002. Domestic Ethyol sales increased 25% to $94.4 million in 2003, up from $75.5 million in 2002. This 25% increase was the result of a 15% increase in domestic units sold in 2003 compared to 2002 and a price increase which occurred in August 2003. Our 2003 international sales of Ethyol to our distribution partner, Schering, were consistent with 2002 sales of $5.7 million.

FluMist

During 2003, we received payments totaling $51.9 million upon the shipment of 4.1 million doses of FluMist to Wyeth, our former partner who was contractually responsible for distributing the product to third parties. The final selling price for the doses shipped to Wyeth was largely dependent on Wyeth's net sales to end users. As of December 31, 2003, we concluded that the variables associated with the product transfer price were not determinable, largely due to low sales volume and the lack of returns history and comparable redemption rates for rebates for FluMist in its launch season.

As a result, we did not recognize the revenue associated with the 4.1 million doses shipped to Wyeth during 2003. Product sales for these shipments were recognized during the first quarter of 2004, once the influenza season was substantially over and Wyeth's ultimate net sales to end users were determinable.

Other Products

Sales of other products in 2003, which include sales of CytoGam, NeuTrexin, RespiGam, and by-products that result from the CytoGam manufacturing process, increased $5.1 million, or 13% compared to 2002. The increase was largely due to a 10% increase in our sales of CytoGam.

Revenues — Other Revenues

Other revenues for 2003 remained consistent with 2002 at $61.8 million. Other revenues in 2003 were largely comprised of contractual payments received from Wyeth under our collaborative agreement for FluMist. The payments, which amounted to $45.9 million, related to milestone payments, supply goal payments, and funding for clinical development and marketing programs. We also received $7.5 million in 2003 from AI for achieving a milestone related to international sales levels of Synagis and we recorded $3.1 million in revenue under other collaborative agreements. Other revenues in 2002 were comprised largely of $32.7 million in payments from Wyeth for compensation of 2002 FluMist manufacturing costs and funding for clinical development and marketing programs. In 2002, we also received $17.2 million from the sale of excess production capacity to a third party and $8.7 million in revenue recorded under other collaborative agreements.

We have accounted for major collaborative agreements entered into before January 1, 2002 using the contingency-adjusted performance model and have deferred a portion of the up front and milestone payments received. Based on current estimates, we expect to record the remaining revenues from our collaboration with affiliates of Schering-Plough Corporation of $0.8 million ratably over 2004 and 2005.

Cost of Sales

Cost of sales for 2003 increased 44% to $289.8 million from $201.8 million for 2002, mainly due to increases in product sales volumes and inventory valuation adjustments for FluMist of $37.5 million. Gross margins on product sales for 2003 were 71%, down three percentage points from 2002, largely due to the valuation adjustments for FluMist inventory. Partially offsetting this decrease were lower costs for CytoGam, and a favorable impact of a value-added tax refund for transfers of Synagis manufactured in Europe.

Research and Development Expenses

Research and development expenses of $156.3 million in 2003 increased 6% from $148.0 million in 2002. The increase was due largely to payments made in 2003 associated with gaining access to new data and technologies, net of a decrease in clinical trials expense and a decrease in stock compensation expense for unvested stock options assumed in the Acquisition and in retention payments and stock compensation expense for acceleration of stock options for certain of Aviron's executives. During 2003, we made a $10.0 million payment to Critical Therapeutics, Inc. as part of a new collaboration to co-develop biologic products to treat severe inflammatory diseases. Additionally in 2003, we initiated four Phase 2 studies for Vitaxin and agreed to pay $10.0 million for data from the completed international Phase 3 studies for a liquid formulation of FluMist.

In 2002, we completed several clinical trials, including Phase 2 clinical trials with siplizumab, and the Phase 3 Synagis clinical trial in congenital heart disease patients that led to approval of an expanded indication by the FDA in September 2003.

Selling, General and Administrative Expenses

SG&A expenses increased 14% to $340.9 million in 2003 compared to $299.6 million for the 2002 period, largely due to increased co-promotion expense, reflective of the increase in Synagis sales. As a percentage of product sales, SG&A expense decreased to 34% of product sales in the 2003 period from 38% in the 2002 period, due to product sales growing at a faster rate than expenses.

Other Operating Expenses

Other operating expenses, which reflect manufacturing start-up costs and other manufacturing-related costs, were $26.1 million in 2003 compared to $100.0 million in 2002. The decrease in other operating expenses was principally due to the shift in the costs of FluMist manufacturing that are capitalized in inventory and expensed as cost of goods sold beginning in the second quarter of 2003, but were expensed as other operating costs in the prior year. Additionally, 2002 other operating expenses included impairment charges of $12.9 million relating to the write-off of certain plasma manufacturing assets, as we outsourced production of CytoGam during 2002. We also experienced decreases in stock compensation expense for unvested stock options assumed in the Acquisition and in retention payments and stock compensation expense for acceleration of stock options for certain of Aviron's executives.

In-Process Research and Development

We incurred charges of $1,179.3 million in the first quarter of 2002 for the write-off of purchased in-process research and development in conjunction with the Acquisition. The write-off represented the fair value of purchased in-process technologies at the acquisition date, calculated as the sum of probability-adjusted commercial scenarios. This method was based upon management's estimates of the probability of FDA approval and commercial success for FluMist.

Interest Income and Expense

We earned interest income of $56.8 million for 2003, compared to $49.4 million in 2002, reflecting higher cash balances available for investment, partially offset by a decrease in interest rates, which lowered the overall portfolio yield. Interest expense for 2003, net of amounts capitalized, was $10.3 million, up from $9.1 million for 2002, principally due to interest expense generated by the 1% Notes issued in July 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MedImmune, Inc.:

We have completed an integrated audit of MedImmune Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of MedImmune, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 17 of the 2004 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
McLean, Virginia
March 7, 2005

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED BALANCE SHEETS

(in millions)	December 31, 2004	December 31, 2003
ASSETS:		
Cash and cash equivalents	**$ 171.3**	$ 515.5
Marketable securities	**172.6**	272.7
Trade receivables, net	**203.3**	161.2
Inventory, net	**64.1**	91.7
Deferred tax assets	**50.6**	29.3
Other current assets	**31.9**	32.3
Total Current Assets	**693.8**	1,102.7
Marketable securities	**1,362.2**	1,111.9
Property and equipment, net	**310.9**	273.6
Deferred tax assets, net	**127.3**	151.3
Intangible assets, net	**13.1**	96.7
Goodwill	**24.8**	13.6
Other assets	**32.3**	44.8
Total Assets	**$2,564.4**	$2,794.6
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Accounts payable	**$ 15.1**	$ 22.1
Accrued expenses	**251.4**	218.0
Product royalties payable	**85.9**	81.8
Advances from Wyeth	**—**	51.9
Other current liabilities	**11.4**	16.9
Total Current Liabilities	**363.8**	390.7
Long-term debt	**506.2**	681.2
Other liabilities	**19.8**	23.5
Total Liabilities	**889.8**	1,095.4
Commitments and Contingencies		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value; authorized 5.5 shares; none issued or outstanding	**—**	—
Common stock, $.01 par value; authorized 420.0 shares; issued 255.4 at December 31, 2004 and 254.3 at December 31, 2003	**2.6**	2.5
Paid-in capital	**2,690.0**	2,673.1
Deferred compensation	**(0.1)**	(1.4)
Accumulated deficit	**(788.5)**	(772.9)
Accumulated other comprehensive income	**11.1**	27.7
	1,915.1	1,929.0
Less: Treasury stock at cost; 6.9 shares as of December 31, 2004 and 6.2 shares at December 31, 2003	**(240.5)**	(229.8)
Total Shareholders' Equity	**1,674.6**	1,699.2
Total Liabilities and Shareholders' Equity	**$2,564.4**	$2,794.6

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)	For the year ended December 31, 2004	2003	2002
REVENUES			
Product sales	**$1,124.0**	$ 992.6	$ 790.9
Other revenue	**17.1**	61.8	61.8
Total revenues	**1,141.1**	1,054.4	852.7
COSTS AND EXPENSES			
Cost of sales	**366.4**	289.8	201.8
Research and development	**327.3**	156.3	148.0
Selling, general, and administrative	**400.2**	340.9	299.6
Other operating expenses	**8.6**	26.1	100.0
Impairment of intangible asset	**73.0**	—	—
Acquired in-process research and development	**29.2**	—	1,179.3
Total expenses	**1,204.7**	813.1	1,928.7
Operating (loss) income	**(63.6)**	241.3	(1,076.0)
Interest income	**65.5**	56.8	49.4
Interest expense	**(8.4)**	(10.3)	(9.1)
(Loss) gain on investment activities	**(2.7)**	3.4	(14.1)
(Loss) earnings before income taxes	**(9.2)**	291.2	(1,049.8)
(Benefit) provision for income taxes	**(5.4)**	108.0	48.2
NET (LOSS) EARNINGS	**$ (3.8)**	$ 183.2	$(1,098.0)
BASIC (LOSS) EARNINGS PER SHARE	**$ (0.02)**	$ 0.73	$ (4.40)
Shares used in calculation of basic (loss) earnings per share	**248.6**	250.1	249.6
DILUTED (LOSS) EARNINGS PER SHARE	**$ (0.02)**	$ 0.72	$ (4.40)
Shares used in calculation of diluted (loss) earnings per share	**248.6**	257.2	249.6

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	For the year ended December 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) earnings	**$ (3.8)**	$ 183.2	$(1,098.0)
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Impairment of intangible asset	**73.0**	—	—
Write-down of acquired in-process research and development	**29.2**	—	1,179.3
Deferred taxes	**9.5**	87.0	50.8
Deferred revenue	**(0.4)**	(6.0)	(7.1)
Depreciation and amortization	**41.1**	37.7	36.8
Advances from Wyeth	**(51.9)**	51.9	—
Amortization of premium on marketable securities	**14.2**	14.8	9.8
Amortization of deferred compensation	**1.1**	4.0	19.2
Realized (gain) loss on investments	**2.7**	(3.4)	14.1
Impairment of long-lived assets	**—**	—	14.1
Increase in sales allowances	**13.5**	10.9	17.4
Losses on write-downs of inventory	**70.9**	59.0	48.6
Other	**1.4**	(0.1)	(6.1)
Increase (decrease) in cash due to changes in assets and liabilities:			
Trade receivables	**(45.6)**	(36.7)	3.9
Inventory	**(43.1)**	(86.6)	(47.9)
Other assets	**(2.9)**	(14.7)	(2.2)
Accounts payable and accrued expenses	**33.3**	45.3	4.6
Product royalties payable	**4.1**	7.8	26.3
Other liabilities	**(1.6)**	3.4	(0.1)
Net cash provided by operating activities	**144.7**	357.5	263.5
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in securities available for sale	**(652.9)**	(659.9)	(1,008.9)
Maturities of securities available for sale	**182.9**	345.6	467.2
Proceeds from sales of securities available for sale	**308.0**	219.3	137.4
Net cash acquired in acquisition of Aviron	**—**	—	146.9
Capital expenditures	**(79.8)**	(112.9)	(80.9)
Purchase of assets from Wyeth	**(34.8)**	—	—
Investments in strategic alliances	**(24.3)**	(30.4)	(8.7)
Net cash used in investing activities	**(300.9)**	(238.3)	(347.0)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of common stock	**19.5**	44.4	46.7
Share repurchases	**(30.0)**	(229.8)	—
Proceeds of 1% Notes, net of issuance costs	**—**	489.4	—
Debt prepayments	**(172.7)**	(33.1)	—
Repayments on long-term obligations	**(4.7)**	(4.7)	(4.7)
Net cash (used in) provided by financing activities	**(187.9)**	266.2	42.0
Effect of exchange rate changes on cash	**(0.1)**	—	0.3
Net increase (decrease) in cash and cash equivalents	**(344.2)**	385.4	(41.2)
Cash and cash equivalents at beginning of year	**515.5**	130.1	171.3
Cash and cash equivalents at end of year	**$ 171.3**	$ 515.5	$ 130.1
SUPPLEMENTAL CASH FLOW DATA:			
Cash paid during the year for interest, net of amounts capitalized	**$ 9.7**	$ 8.4	$ 11.0
Cash paid (received) during the year for income tax payments (refunds)	**$ 3.1**	$ 32.7	$ (2.3)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During January 2002, the Company acquired 100% of the outstanding capital stock of Aviron through an exchange offer and merger transaction. The Company exchanged approximately 34.0 million of its common shares for all of the outstanding shares of Aviron common stock and assumed Aviron's outstanding options and warrants, for which approximately 7.0 million additional shares of the Company's common stock were issuable. The estimated fair value of the net assets acquired was $1,635.1 million, and included $1,179.3 million of acquired research and development assets that were charged to current period results at the date of acquisition and $211.4 million of 5¼% notes due in 2008.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions)	Common Stock, $.01 par		Paid-in	Deferred Compen-	Accumu-lated Earnings	Accumulated Other Comprehensive	Treasury Stock		
	Shares	Amount	Capital	sation	(Deficit)	Income (Loss)	Shares	Amount	Total
BALANCE, DECEMBER 31, 2001	214.5	$2.2	$ 891.6	$ —	$ 141.9	$ 8.6	—	$ —	$ 1,044.3
Net loss	—	—	—	—	(1,098.0)	—	—	—	(1,098.0)
Change in foreign currency translation adjustment	—	—	—	—	—	0.8	—	—	0.8
Change in unrealized gain on investments, net of tax	—	—	—	—	—	15.1	—	—	15.1
Unrealized gain on hedged inventory purchases, net of tax	—	—	—	—	—	0.1	—	—	0.1
Comprehensive loss									(1,082.0)
Common stock options exercised	2.7	—	42.7	—	—	—	—	—	42.7
Issuance of common stock under the employee stock purchase plan	0.2	—	4.0	—	—	—	—	—	4.0
Tax benefit associated with the exercise of stock options	—	—	14.7	—	—	—	—	—	14.7
Shares issued related to the acquisition of Aviron	33.9	0.3	1,664.4	(39.4)	—	—	—	—	1,625.3
Amortization of deferred compensation for the vesting of stock	—	—	—	19.2	—	—	—	—	19.2
Reversal of deferred compensation for cancellation of stock	—	—	(4.4)	4.4	—	—	—	—	—
Decrease in restructuring liability for amortization of deferred compensation for the vesting of stock options	—	—	—	9.0	—	—	—	—	9.0
BALANCE, DECEMBER 31, 2002	251.3	2.5	2,613.0	(6.8)	(956.1)	24.6	—	—	1,677.2
Net earnings	—	—	—	—	183.2	—	—	—	183.2
Change in foreign currency translation adjustment	—	—	—	—	—	1.6	—	—	1.6
Change in unrealized gain on investments, net of tax	—	—	—	—	—	3.7	—	—	3.7
Change in unrealized (loss) on cash flow hedges, net of tax	—	—	—	—	—	(2.2)	—	—	(2.2)
Comprehensive income									186.3
Common stock options exercised	2.8	—	39.9	—	—	—	—	—	39.9
Issuance of common stock under the employee stock purchase plan	0.2	—	4.8	—	—	—	—	—	4.8
Repurchases of common stock	—	—	—	—	—	—	(6.2)	(229.8)	(229.8)
Tax benefit associated with the exercise of stock options	—	—	16.1	—	—	—	—	—	16.1
Amortization of deferred compensation for the vesting of stock options	—	—	—	4.7	—	—	—	—	4.7
Reversal of deferred compensation for cancellation of stock options	—	—	(0.7)	0.7	—	—	—	—	—
BALANCE, DECEMBER 31, 2003	254.3	2.5	2,673.1	(1.4)	(772.9)	27.7	(6.2)	(229.8)	1,699.2
Net loss	—	—	—	—	(3.8)	—	—	—	(3.8)
Change in foreign currency translation adjustment	—	—	—	—	—	0.5	—	—	0.5
Change in unrealized (loss) on investments, net of tax	—	—	—	—	—	(19.2)	—	—	(19.2)
Change in unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	2.1	—	—	2.1
Comprehensive loss									(20.4)
Common stock options and warrants exercised	0.9	0.1	7.3	—	(11.8)	—	0.5	19.3	14.9
Issuance of common stock under the employee stock purchase plan	0.2	—	4.6	—	—	—	—	—	4.6
Repurchases of common stock	—	—	—	—	—	—	(1.2)	(30.0)	(30.0)
Tax benefit associated with the exercise of stock options	—	—	5.2	—	—	—	—	—	5.2
Amortization of deferred compensation for the vesting of stock options	—	—	—	1.1	—	—	—	—	1.1
Reversal of deferred compensation for cancellation of stock options	—	—	(0.2)	0.2	—	—	—	—	—
BALANCE, DECEMBER, 31 2004	255.4	$2.6	$2,690.0	$ (0.1)	$ (788.5)	$ 11.1	(6.9)	$(240.5)	$ 1,674.6

The accompanying notes are an integral part of these financial statements.

1 | ORGANIZATION

MedImmune, Inc., a Delaware corporation (together with its subsidiaries, the "Company"), is a biotechnology company headquartered in Gaithersburg, Maryland. The Company is committed to advancing science to develop better medicines that help people live healthier, longer and more satisfying lives. The Company currently focuses its efforts on using biotechnology to produce innovative products for prevention and treatment in the therapeutic areas of infectious disease, oncology and immunology. The Company's scientific expertise is largely in the areas of monoclonal antibodies and vaccines. The Company markets four products, Synagis, FluMist, Ethyol and CytoGam and has a diverse pipeline of development-stage products. In January 2002, the Company acquired Aviron, a California-based vaccine company ("the Acquisition").

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of these financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Seasonality

The Company's largest revenue-generating product, Synagis, is used to prevent RSV disease in high-risk infants. RSV is most prevalent in the winter months in the northern hemisphere. Because of the seasonal nature of RSV, limited sales, if any, of Synagis are expected during the second and third quarters of any calendar year, causing results to vary significantly from quarter to quarter. Sales of Synagis comprised approximately 84%, 86% and 85% of total product sales for the years ended December 31, 2004, 2003 and 2002, respectively.

FluMist is a nasally delivered live attenuated vaccine used to help prevent influenza in healthy individuals age 5 to 49, which is most prevalent in the fall and winter months. The majority of FluMist sales are expected to occur between October and January because of the seasonal nature of influenza, causing results to vary significantly from quarter to quarter.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid instruments purchased with a maturity of three months or less at date of purchase to be cash equivalents. The majority of the Company's cash equivalents consist of money market mutual funds, commercial paper, and U.S. government and agency securities. Investments in marketable securities consist principally of U.S. government and agency securities and corporate notes and bonds. Investments with maturities of three to twelve months from the balance sheet date are considered current assets, while those with maturities in excess of one year are considered non-current assets. The securities are held for an unspecified period of time and may be sold to meet liquidity needs and therefore are classified as available-for-sale. Accordingly, the Company records these investments at fair value, with unrealized gains and losses on investments reported as a component of other comprehensive income, net of tax.

Substantially all of the Company's cash and cash equivalents, and short-term and long-term investments are held in custody by three major U.S. financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company's short-term and long-term investments generally consist of marketable securities with investment grade credit ratings and deposits with major banks. The Company's investment guidelines are intended to limit the amount of investment exposure as to issuer, maturity, and investment type. Maturities generally range from one month to seven years. The fair values of these investments are sensitive to changes in interest rates and the credit-worthiness of the security issuers. Further, interest income earned on variable rate debt securities is exposed to changes in the general level of interest rates.

The Company's short-term and long-term investments are subject to adjustment for other-than-temporary impairments. Impairment charges are recognized in the consolidated statements of operations when a decline in the fair value of an investment falls below its cost value and is judged to be other than temporary. Various factors are considered in determining whether an impairment charge is required, including: the length of time and extent to which the fair value has been less than the cost basis; the financial condition and near-term prospects of the issuer; fundamental changes to the business prospects of the issuer; share prices of subsequent offerings; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Minority Interest Investments

The Company's wholly-owned venture capital subsidiary, MedImmune Ventures, Inc., manages the Company's portfolio of minority interest investments and makes additional investments in public or private biotechnology companies focused on discovering and developing human therapeutics. The Company's minority interest investments are accounted for under the risk and rewards model or the voting interest model, depending on the facts and circumstances of the individual investments. Currently, the Company does not have investments that are subject to consolidation under the risks and rewards model.

The Company's minority interest investments in publicly traded companies are categorized as available-for-sale securities. Due to the highly volatile share prices of these investments, the investments are subject to unrealized holding gains or losses. The Company's minority interest investments in private companies are maintained on the cost or equity method of accounting, depending upon the facts and circumstances of the individual investments. For investments carried on the equity method, the Company's proportionate share of the investees' gains or losses is recorded on a quarterly basis.

The Company's minority interest investments are subject to adjustment for other-than-temporary impairments.

Fair Value of Financial Instruments

The carrying amount of financial instruments, including cash and cash equivalents, trade receivables, contracts receivable, other current assets, accounts payable and accrued expenses, approximate fair value as of December 31, 2004 and 2003 due to the short maturities of these instruments.

Concentration of Credit Risk

The Company sells its products primarily to a limited number of pharmaceutical wholesalers and distributors without requiring collateral. The Company periodically assesses the financial strength of these customers and establishes allowances for anticipated losses when necessary. As of December 31, 2004, trade accounts receivable included four customers that each accounted for 23%, 18%, 13% and 13% of gross trade accounts receivable, respectively. As of December 31, 2003, trade accounts receivable included four customers that each accounted for 27%, 16%, 15% and 12% of gross trade accounts receivable, respectively.

Inventory

Inventories are stated at the lower of cost or market, determined using the first-in, first-out method. The Company evaluates inventories available for commercial sale separately from inventories related to product candidates ("pre-approval inventories") that have not yet been approved.

In the lower of cost or market evaluation for inventories available for commercial sale, market value is defined as the lower of replacement cost or estimated net realizable value, based upon management's estimates about future demand and market conditions. When the Company determines that inventories for commercial sale have expired, exist in excessive quantities, or will not generate sufficient revenues to cover costs of production and distribution, the Company measures the amount of the permanent write down as the difference between the historical cost of the inventory and its estimated market value.

The Company may capitalize pre-approval inventories if management believes that 1) commercial approval by the FDA is probable, such as would be evidenced by a favorable recommendation for approval regarding the safety and efficacy of the product candidate by the FDA or one of its advisory bodies (or other regulatory body with authority to grant marketing approval for drugs and biological products for international sale), and 2) it is probable that its manufacturing facilities will be approved by the FDA (or other regulatory body) for the production of inventory as determined by the nature and scope of any unresolved issues and the remediation required.

In the lower of cost or market evaluation for pre-approval inventories, market value is defined as the lower of replacement cost or estimated net realizable value, based upon management's estimates about future demand and market conditions, including probability of market acceptance of the product. When the Company determines that pre-approval inventories will not have a sufficient shelf life to be sold commercially, or if sold, will not generate sufficient revenues to cover costs of production and distribution, the Company measures the amount of permanent write down as the difference between the historical cost and its estimated probable future market value.

As of December 31, 2004, the Company does not have pre-approval inventories.

Product Sales

The Company recognizes revenue on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are generally met upon shipment of product or receipt of product by customers, depending on the contractual terms of the arrangement.

In certain of the Company's international distribution agreements, a portion of the compensation received by the Company from its partner is variable based, in part, on the end-user sales price. When all of the other revenue criteria have been met, the Company recognizes revenue to the extent that the customer has an obligation to pay, the customer has limited or no control over the end-user sales price and, accordingly, any subsequent adjustments to the recorded revenue are not expected to be significant. Subsequent adjustments to recorded revenue that result from variances between amounts previously invoiced and the total sales price received are recorded as an adjustment to product sales in the quarter in which they become known.

Product sales are recorded net of allowances for estimated chargebacks, returns, discounts, and government rebates. Both in the U.S. and elsewhere, sales of pharmaceutical products depend on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. The Company estimates the portion of its sales that will be covered by government insurance and records allowances at a level that management believes is sufficient to cover estimated requirements for reimbursements. Allowances for discounts, returns, and chargebacks, which are netted against accounts receivable, totaled $14.5 million and $9.0 million at December 31, 2004 and 2003, respectively. Allowances for government reimbursements were $52.5 million and $42.4 million as of December 31, 2004 and 2003, respectively, and are included in accrued expenses in the accompanying balance sheets.

Other Revenues

Contract Revenues

For contracts executed or acquired after January 1, 2002, the Company changed its accounting method for contract revenues to use the milestone payment method when all milestones to be received under contractual arrangements are determined to be substantive, at-risk and the culmination of an earnings process. Substantive milestones are payments that are conditioned upon an event requiring substantive effort, when the amount of the milestone is reasonable relative to the time, effort and risk involved in achieving the milestone and when the milestones are reasonable relative to each other and the amount of any up front payment. If all of these criteria are not met, then the Company will use the contingency-adjusted performance model. The change in accounting principle was made to more closely reflect the essence of the Company's contractual obligations with collaborative partners. Also, the new method is prevalent in the industry in which the Company operates. The effect on net loss and net loss per share for the year ended December 31, 2002 (the year of adoption) was not material.

For contracts executed prior to January 1, 2002, contract revenues are recognized during each period in accordance with the contingency-adjusted performance model. Revenue from non-refundable up front license fees, milestones, or other payments where the Company continues involvement through a development collaboration is recognized on a straight-line basis over the development period, unless there are specific output measures that indicate a different basis is more appropriate. A portion of the up front and milestone payments received under collaborative agreements with Abbott International, ALZA, GSK, and Schering were deferred and are being recognized over the period of fulfillment of the contractual obligations. As of December 31, 2004 and December 31, 2003, the remaining balance of deferred revenue with respect to amounts received under these agreements was $0.4 million and $0.8 million, respectively.

Miscellaneous Revenues

Other revenues include licensing fees, grant income, royalty income, corporate funding, and reimbursement of expenses under research and other collaborative agreements. These revenues are recognized when the payments are received or when collection is assured and only when no further performance obligations exist.

Royalty Expense

Product royalty expense is recognized as a cost of sales concurrently with the recognition of product revenue, net of allowances for estimated chargebacks, returns, discounts, and government rebates, based on a contractually stipulated royalty percentage. Any adjustments to royalty expense that result from adjustments to contractually defined net sales are recorded as an adjustment to expense in the quarter they become known.

Research and Development Expenses

Research and development expenses include salaries, benefits and other headcount related costs for personnel performing research and development activities, clinical trial and related clinical manufacturing costs, contract and other outside service fees, and facilities and overhead costs.

Licensing Fees

In the normal course of business, the Company enters into collaborative research and development and in-licensing agreements to acquire access to technology. These collaborative agreements usually require the Company to pay up front fees and milestone payments, some of which are significant. Up front payments and milestones related to early stage technology are expensed as incurred. The agreements may also require that the Company provide funding to its partners for research programs. These costs are expensed as incurred.

Other

The Company accrues estimated costs for clinical and preclinical studies performed worldwide by contract research organizations or by internal staff based on the total of the costs incurred through the balance sheet date. The Company monitors the progress of the trials and their related activities to the extent possible, and adjusts the accruals accordingly.

Selling, General and Administrative Expenses

Co-promotion Expenses

Co-promotion expense in connection with the Company's agreement with the Ross Products Division of Abbott Laboratories ("Abbott") to co-promote Synagis in the U.S. is recognized as general and administrative expense concurrently with the recognition of product revenue, net of allowances for estimated chargebacks, returns, discounts, and government rebates, and is calculated based on a contractually stipulated co-promotion percentage. Any adjustments to co-promotion expense that result from variances between estimated and actual net sales are recorded as an adjustment to expense in the quarter they become known.

Allowances for Doubtful Accounts

The Company estimates the allowances for doubtful accounts as a percentage of gross trade accounts receivable balances outstanding at the end of the period, based upon an assessment of the concentration of credit risk, the financial condition and environment of its customers, and the level of credit insurance obtained on customer balances, if any. Because of the seasonal nature of the Company's largest product, Synagis, the accounts receivable balances fluctuate significantly. Accordingly, the allowance for doubtful accounts also fluctuates. Allowances for doubtful accounts, which are netted against accounts receivable, totaled $1.8 million and $3.8 million at December 31, 2004 and 2003, respectively.

Advertising Expense

The Company expenses production costs of advertising as incurred. Advertising costs for television time and space in publications are deferred until the first advertisement occurs. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $8.0 million, $8.1 million and $7.4 million, respectively.

Property and Equipment

Property and equipment are stated at cost. Interest cost incurred during the period of construction of plant and equipment is capitalized until the asset is placed in service, after FDA licensure of the facility is obtained. Depreciation and amortization expense commence when the asset is placed in service for its intended purpose. Depreciation and amortization is computed using the straight-line method based upon the following estimated useful lives:

	Years
Building and improvements	15–30
Manufacturing, laboratory, and facility equipment	5–15
Office furniture, computers and equipment	3–7

Amortization of leasehold improvements is computed on the straight-line method based on the shorter of the estimated useful life of the improvement or the term of the lease. Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002 was $30.4 million, $24.0 million and $20.7 million, respectively. Upon the disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statements of operations. Repairs and maintenance costs are expensed as incurred and were $8.5 million, $6.8 million and $7.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers historical performance and anticipated future results in its evaluation of the potential impairment. Accordingly, when the indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and future undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when both the fair value and the sum of the expected future cash flows are less than the assets' carrying value.

Intangible Assets

The Company's intangible assets are definite-lived assets stated at amortized cost. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and continually evaluates the reasonableness of the remaining useful lives of these assets. Intangible assets at December 31 are comprised of the following (in millions):

	2004	2003
Worldwide collaborative agreement with Wyeth	$ —	$ 90.0
Agreement with Evans	39.0	39.0
Other intangible assets	0.4	0.4
	39.4	129.4
Less accumulated amortization	(26.3)	(32.7)
	$ 13.1	$ 96.7

Amortization of intangible assets is computed on the straight-line method based on the estimated useful lives of the assets. Amortization for the years ended December 31, 2004, 2003 and 2002 was $10.6 million, $16.6 million and $16.1 million, respectively. The estimated aggregate remaining amortization for the next years is as follows: 2005—$8.7 million; and 2006—$4.4 million.

In April 2004, the Company entered into agreements to dissolve its worldwide collaborative agreement with Wyeth (see Note 15). As a result, the Company recorded a permanent impairment loss of $73.0 million to write off the remaining unamortized cost of the intangible asset.

Goodwill

Goodwill represents the excess cost of the Acquisition over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized, but is evaluated for impairment annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. During 2004 and 2003, the Company recorded adjustments to goodwill totalling $11.2 million and ($2.4) million, respectively, reflecting adjustments to deferred tax assets relating to the resolution of income tax related uncertainties.

Derivative Instruments

Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction. For foreign currency cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to inventory purchases, changes in the fair value of the derivative instruments are reported in other comprehensive income. The gains and losses on these derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the related inventory is sold. The ineffective portion, if any, of all hedges or gains or losses on cash-flow hedges related to inventory transactions that subsequently become not probable of occurring are recognized in the current period.

The Company is obligated to make certain payments to foreign suppliers in local currency. To hedge the effect of fluctuating foreign currencies in its financial statements, the Company may enter into foreign forward exchange contracts. Gains or losses associated with the forward contracts are computed as the difference between the foreign currency contract amount at the spot rate on the balance sheet date and the forward rate on the contract date. As of December 31, 2004 and December 31, 2003, the Company had no outstanding forward contracts. As of December 31, 2002, the Company had outstanding forward Euro contracts for the purchase of 1.1 million Euros, all expiring within one year, with a fair value of $0.3 million. During the year ended December 31, 2002, net unrealized gains on forward exchange contracts, net of tax, of $0.6 million, were reclassified to earnings during the year as the related inventory was sold. During the year ended December 31, 2002, the Company reclassified a gain of $0.2 million to current period earnings for hedge ineffectiveness related to forward exchange contracts.

During 2003, the Company made plans to liquidate its holdings in certain equity securities in its portfolio, over a period of approximately one year. To hedge the risk of market fluctuations, the Company entered into equity derivative contracts which were designated as cash flow hedges. As of December 31, 2003, the unrealized gain on the marketable equity securities related to this hedge was $13.2 million while the net fair value of the derivative contracts was a liability of $3.5 million, resulting in a net unrealized gain on the hedging transaction. These contracts were settled during 2004, and the Company recognized a net gain of $9.7 million on the sale of the equity securities, which is included in gain on investment activities in the accompanying statement of operations.

Income Taxes

Deferred income taxes are recognized for the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not. Future reversals of valuation allowances on acquired deferred tax assets will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statement of operations. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities, exclusive of amounts related to the exercise of stock options which benefit is recognized directly as an increase in shareholders' equity.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for all dilutive potential common shares. The dilutive impact, if any, of common stock equivalents outstanding during the period, including outstanding stock options and warrants, is measured by the treasury stock method. The dilutive impact, if any, of the Company's 5¼% Notes, which were redeemed in March 2004, is measured using the if-converted method. Historically, the Company's 1% Notes were considered contingent convertible securities, meaning they were eligible for conversion to common stock only if certain requirements were met, and had been excluded from the diluted earnings per share calculations due to these contingencies. Beginning in the fourth quarter of 2004, EITF No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," requires contingently convertible debt instruments, such as the Company's 1% Notes, to be included in diluted earnings per share using the if-converted method, regardless of whether the market price trigger has been met. Diluted earnings per share computations for 2003 have been recomputed as required by this new guidance (Note 12) and the effect is immaterial. Potential common shares are not included in the computation of diluted earnings per share if they are antidilutive.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income, which includes certain changes in equity that are excluded from net earnings, such as translation adjustments, unrealized holding gains and losses on available-for-sale marketable securities, and unrealized gains and losses on hedging instruments. During 2004 and 2003, reclassification adjustments for realized gains on available-for-sale marketable securities, net of tax, were $6.7 million and $3.6 million, respectively. Reclassification adjustments during 2002 were immaterial.

Stock-based Compensation

Compensation costs attributable to stock option and similar plans are recognized based on any excess of the quoted market price of the stock on the date of grant over the amount the employee is required to pay to acquire the stock, in accordance with the intrinsic-value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Such amount, if any, is accrued over the related vesting period, as appropriate.

In accordance with SFAS 123R, "Share-Based Payment" ("SFAS 123R"), which was issued by the Financial Accounting Standards Board ("FASB") during December 2004 (see discussion of New Accounting Standards below), the Company plans to begin recognizing the expense associated with its stock option and similar plans, as determined using a fair value-based method, in its statement of operations beginning on July 1, 2005.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation (in millions, except per share data):

	2004	2003	2002
Net earnings (loss), as reported	**$ (3.8)**	$183.2	$(1,098.0)
Add: stock-based employee compensation expense included in historical results for the vesting of stock options assumed in conjunction with the Acquisition, calculated in accordance with FIN 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of Opinion 25", net of related tax effect	**0.7**	2.5	12.1
Deduct: stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effect	**(63.1)**	(87.5)	(96.3)
Pro forma net earnings (loss)	**$(66.2)**	$ 98.2	$(1,182.2)
Basic earnings (loss) per share, as reported	**$(0.02)**	$ 0.73	$ (4.40)
Basic earnings (loss) per share, pro forma	**$(0.27)**	$ 0.39	$ (4.74)
Diluted earnings (loss) per share, as reported	**$(0.02)**	$ 0.72	$ (4.40)
Diluted earnings (loss) per share, pro forma	**$(0.27)**	$ 0.39	$ (4.74)

The pro forma expense related to the stock options is recognized over the vesting period, generally three to five years. The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

	2004	2003	2002
Risk-free interest rate	**3.42%**	3.27%	4.16%
Expected life of options—years	**5**	5	6
Expected stock price volatility	**49%**	51%	53%
Expected dividend yield	**N/A**	N/A	N/A

To better estimate the future expected stock price volatility, during 2002 the Company changed its method of calculating historical volatility from using daily stock price observations to using monthly observations over the expected life of the options.

The weighted average fair value of options granted during 2004, 2003, and 2002 was $11.20, $16.55, and $20.56, respectively.

Defined Contribution Plans

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to the maximum allowable under federal tax regulations. Participants are always fully vested in their contributions. The Company also makes employer contributions, which primarily vest pro ratably over three years of service. During 2004, 2003 and 2002, the Company contributed approximately $3.2 million, $2.4 million and $1.9 million, respectively, in cash to the plan. The Company also sponsors various defined contribution savings plans covering its full-time non-U.S. employees.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has adopted FIN No. 46 and has determined that it does not currently hold interests in any entities that are subject to the consolidation provisions of this interpretation.

In December 2004, the FASB issued SFAS 123R, a revision of SFAS 123, "Accounting for Stock-based Compensation." SFAS 123R requires public companies to recognize expense associated with share-based compensation arrangements, including employee stock options, using a fair value-based option pricing model, and eliminates the alternative to use Opinion 25's intrinsic value method of accounting for share-based payments. In accordance with the new pronouncement, the Company plans to begin recognizing the expense associated with its share-based payments, as determined using a fair value-based method, in its statement of operations beginning on July 1, 2005. Adoption of the expense provisions of the statement are expected to have a material impact on the Company's results of operations. The standard allows three alternative transition methods for public companies: modified prospective application without restatement of prior interim periods in the year of adoption; modified retrospective application with restatement of prior interim periods in the year of adoption; and modified retrospective application with restatement of prior financial statements to include the same amounts that were previously included in pro forma disclosures. The Company has not determined which transition method it will adopt.

During July 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires investors to apply the equity method of accounting to investments that are in-substance common stock, defined as an investment in an entity that has risk and reward characteristics that are substantially similar to the entity's common stock. The EITF is effective for reporting periods beginning after September 15, 2004. During the third quarter of 2004, the Company early adopted EITF 02-14, with an immaterial impact to the Company's consolidated financial position and results of operations.

During September 2004, the EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that all contingently convertible debt instruments be included in diluted earnings per share using the if-converted method, regardless if the market price trigger (or other contingent feature) has been met. The EITF is effective for reporting periods ending after December 15, 2004 and requires that prior period earnings per share amounts presented for comparative purposes be restated. Under the provisions of EITF 04-8, the Company's 1% Convertible Senior Notes (the "1% Notes"), which represent 7.3 million potential shares of common stock, will be included in the calculation of diluted earnings per share using the if-converted method regardless if the contingent requirements have been met for conversion to common stock. The Company adopted EITF 04-8 during the fourth quarter of 2004, and has recomputed diluted earnings per share for prior periods as required by the new guidance (Note 12). The impact is immaterial.

In December 2004, the FASB issued SFAS 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4." SFAS 151 amends the guidance in ARB No. 43, Chapter 4 to require that idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will adopt SFAS 151 for inventory costs incurred beginning January 1, 2006 as required by the Standard. The Company expects that adoption of the Standard will have an immaterial impact on the Company's consolidated financial position and results of operations.

3 | ACQUISITION

On January 10, 2002, the Company completed the Acquisition through an exchange offer and merger transaction. Through the Acquisition, the Company obtained a new product, FluMist. The Acquisition was accounted for as a purchase and, accordingly, the results of Aviron's operations were included with the Company's operations beginning January 10, 2002.

Under the terms of the Acquisition, the Company exchanged approximately 34.0 million of its common shares for 100% of the outstanding common stock of Aviron. Additionally, the Company assumed Aviron's outstanding options and warrants.

The Company's aggregate purchase consideration was approximately $1.6 billion, as follows (in millions):

Common stock	$1,497.3
Assumption of Aviron's options and warrants, less intrinsic value of unvested portion	128.0
Transaction costs	9.8
	$1,635.1

The value of common shares issued was $44.10 per share, based on the closing market price of the Company's common stock on November 30, 2001, the last business day prior to the signing of the merger agreement. The fair value of options and warrants assumed in the transaction was estimated using the Black-Scholes option pricing model.

The following table summarizes the final estimated fair values (in millions) of the assets acquired and liabilities assumed in accordance with the acquisition.

Assets:	
Cash and marketable securities	$ 417.5
Other current assets	24.9
Other assets	45.8
Deferred tax assets	118.8
Intangible assets	129.4
In-process research and development	1,179.3
Goodwill	24.8
Total assets	$1,940.5
Liabilities:	
Current liabilities	$ 49.2
Restructuring liability	15.8
Long-term debt	211.4
Long-term obligations	28.5
Other liabilities	0.5
Total liabilities	305.4
Net assets acquired	$1,635.1

Intangible Assets

Of the $129.4 million of acquired intangible assets, $90.0 million was assigned to the worldwide collaborative agreement with Wyeth for the development, manufacture, distribution, marketing, promotion, and sale of FluMist, which is subject to amortization over its estimated useful life of approximately 11 years. The Company estimated the fair value of the Wyeth agreement using the sum of the probability-adjusted scenarios under the income approach. In applying this method, the Company relied on revenue assumptions, profitability assumptions and anticipated approval dates. As part of the dissolution of the agreement with Wyeth in 2004, the Company wrote-off the remaining unamortized cost of this intangible asset (Note 2). The remaining $39.0 million was assigned to the contract manufacturing agreement with Evans Vaccines Limited, which is subject to amortization over its estimated useful life of approximately four years. The Company estimated the fair value of the Evans agreement using the cost approach, which is based on the theory that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced. In its analysis, the Company reduced replacement cost for such factors as physical deterioration and functional or economic obsolescence.

In-Process Research and Development

Approximately $1,179.3 million of the purchase price was allocated to acquired research and development assets that were written off at the date of acquisition as a separate component of the Company's results of operations. The amount represents the fair value of purchased in-process technology for projects, principally FluMist, which, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use.

Goodwill

Approximately $24.8 million in goodwill was recognized in the final allocation of the purchase price, none of which is expected to be deductible for tax purposes. During 2004 and 2003, the Company recorded adjustments to goodwill totaling $11.2 million and ($2.4) million, respectively, reflecting adjustments to deferred tax assets relative to the resolution of income tax related uncertainties (Note 2). The Company performed its annual impairment analysis during the fourth quarter of 2004, and determined that the goodwill was not impaired.

Restructuring Liability

Included in the final allocation of acquisition cost was a restructuring liability of $15.8 million for estimated costs associated with the Company's restructuring plan. The restructuring plan was originally formulated and announced to employees in December 2001, to consolidate and restructure certain functions, including the involuntary termination of eight executives and 52 other employees of Aviron from various functions and levels.

During 2004, 2003 and 2002, the Company incurred restructuring costs of $0.3 million, $0.7 million and $14.8 million, respectively.

4 | SEGMENT, GEOGRAPHIC AND PRODUCT INFORMATION

The Company is organized along functional lines of responsibility as opposed to a product, divisional or regional organizational structure. The Company's chief operating decision makers make decisions and assess the Company's performance on a consolidated level. As such, the operations of the Company comprise one operating segment.

The Company sells its products primarily to a limited number of pharmaceutical wholesalers and distributors. Synagis is distributed by about a dozen U.S. specialty distributors. Customers individually accounting for at least ten percent of the Company's product sales during the past three years are as follows:

	2004	2003	2002
Amerisource – Bergen Corp.	**25%**	29%	27%
Cardinal Health, Inc.	**15%**	18%	17%
McKesson HBOC, Inc.	**18%**	12%	13%
Caremark Rx, Inc.[1]	**6%**	10%	11%
Total % of product sales	**64%**	69%	68%

[1] *During 2004, Caremark became an indirect customer, purchasing through one of the Company's wholesalers.*

The Company has contractual agreements with Abbott International, an affiliate of Abbott, for distribution of Synagis outside of the U.S., and with affiliates of Schering Plough Corporation for international distribution of Ethyol. The Company also relies on a limited number of distributor agents/affiliates to sell CytoGam and NeuTrexin internationally. The breakdown of product sales by geographic region is as follows (in millions):

	2004	2003	2002
United States	**$1,008.7**	$ 911.3	$752.9
All other	**115.3**	81.3	38.0
Total product sales	**$1,124.0**	992.6	790.9
Other revenue, primarily U.S.	**17.1**	61.8	61.8
Total revenues	**$1,141.1**	$1,054.4	$852.7

Other revenue of $17.1 million, $61.8 million, and $61.8 million in 2004, 2003, 2002, respectively, consists mainly of U.S. distribution, licensing and milestone revenues, corporate funding, and contract manufacturing revenues.

The breakdown of long-lived assets by geographic region is as follows (in millions):

	2004	2003	2002
United States	**$253.1**	$222.5	$161.0
All other	**57.8**	51.1	23.0
Total long-lived assets	**$310.9**	$273.6	$184.0

5 CASH, CASH EQUIVALENTS AND INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in cash, cash equivalents and marketable securities are comprised of the following (in millions):

	Principal Amount	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value at Balance Sheet Date: Cash and Cash Equivalents	Short-Term Marketable Securities	Long-Term Marketable Securities
December 31, 2004:							
Cash and Money Market Mutual Funds	$ 38.6	$ 38.6	$ —	$ —	$ 38.6	$ —	$ —
Commercial Paper	62.0	61.9	—	—	61.9	—	—
U.S. Government and Agencies	384.8	389.7	1.3	(2.8)	67.8	—	320.4
Corporate Notes and Bonds	1,126.8	1,180.3	11.6	(7.4)	3.0	139.7	1,041.8
Equity Securities	20.0	20.0	12.9	—	—	32.9	—
Total	$1,632.2	$1,690.5	$25.8	$(10.2)	$171.3	$172.6	$1,362.2
December 31, 2003:							
Cash and Money Market Mutual Funds	$ 117.5	$ 117.5	$ —	$ —	$117.5	$ —	$ —
Commercial Paper	285.6	285.4	—	—	285.4	—	—
U.S. Government and Agencies	200.6	204.3	2.1	—	112.6	21.4	72.4
Corporate Notes and Bonds	1,190.5	1,245.5	33.2	(3.6)	—	235.6	1,039.5
Equity Securities	2.5	2.5	13.2	—	—	15.7	—
Total	$1,796.7	$1,855.2	$48.5	$ (3.6)	$515.5	$272.7	$1,111.9

The amortized cost and fair market value of the Company's investments in cash, cash equivalents and marketable securities at December 31, 2004, by contractual maturities are (in millions):

	Cost/ Amortized Cost	Fair Value
Equity securities	$ 20.0	$ 32.9
Due in one year or less	293.2	294.3
Due after one year through two years	440.7	443.1
Due after two years through five years	832.2	831.7
Due after five years through seven years	104.4	104.1
Total	$1,690.5	$1,706.1

Proceeds from sales of marketable securities totaled $308.0 million, $219.3 and $137.4 million in 2004, 2003 and 2002, respectively. Gross gains recognized on sales of securities in 2004, 2003 and 2002 were $11.2 million, $5.9 million and $0.9 million, respectively, as determined by specific identification. Gross losses recognized on sales of securities were immaterial during 2004, 2003 and 2002, as determined by specific identification.

The following table shows the gross unrealized losses and fair value of the Company's investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 (in millions):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and Agencies	$242.6	$2.8	$ 5.0	$ —	$247.6	$ 2.8
Corporate Notes and Bonds	367.6	3.5	188.8	3.9	556.4	7.4
Total	$610.2	$6.3	$193.8	$3.9	$804.0	$10.2

The Company reviewed these investments for potential other-than-temporary impairment. Based on the credit worthiness of the issuers and the Company's ability and intent to hold the investments until maturity, the Company determined that the unrealized losses are not other-than-temporary.

The cost basis of the Company's minority interest investments in privately held companies was $27.9 million and $36.7 million as of December 31, 2004 and 2003, respectively, and is included in other assets in the accompanying consolidated balance sheets. The fair value of these investments is not readily determinable, and the cost basis was not adjusted because there were no identified events or changes in circumstances that would have a significant adverse effect on the fair value of the investments.

During 2004, 2003 and 2002, the Company recorded impairment losses of $13.7 million, $1.7 million and $14.0 million, respectively, based on the duration and magnitude of the declines in fair value, as well as the financial condition and near-term prospects of the investee companies.

6 | INVENTORY

Inventory, net of valuation reserves, at December 31, is comprised of the following (in millions):

	2004	2003
Raw materials	**$16.5**	$11.6
Work in process	**38.3**	39.3
Finished goods	**9.3**	40.8
	$64.1	$91.7

The Company recorded permanent inventory write downs totaling $57.9 million and $37.5 million in cost of goods sold to reflect total FluMist inventories at net realizable value during 2004 and 2003, respectively. The Company recorded permanent inventory write downs totaling $19.6 million and $47.5 million in other operating expenses to reflect Flumist inventories at net realizable value during 2003 and 2002, respectively.

The Company plans to replace the current lyophilized formulation of Synagis with the liquid formulation during the 2005/2006 RSV season pending final regulatory authority approval of the manufacturing facilities and processes. As of December 31, 2004, the Company recorded a permanent inventory write-down for excess inventories of $5.5 million in cost of goods sold based on an analysis of inventory quantities, including pending future commitments, and projected sales levels of the current formulation of Synagis in connection with this conversion plan.

The Company recorded other permanent inventory write downs totaling $7.5 million, $1.9 million and $1.1 million in cost of goods sold during 2004, 2003, and 2002, respectively.

7 | PROPERTY AND EQUIPMENT

Property and equipment, stated at cost at December 31, is comprised of the following (in millions):

	2004	2003
Land and land improvements	**$ 30.2**	$ 27.9
Buildings and building improvements	**123.1**	55.2
Leasehold improvements	**55.5**	36.2
Laboratory, manufacturing and facilities equipment	**70.7**	57.0
Office furniture, computers and equipment	**52.4**	40.4
Construction in progress	**83.7**	135.6
	415.6	352.3
Less accumulated depreciation and amortization	**(104.7)**	(78.7)
	$ 310.9	$273.6

As of December 31, 2004, construction in progress includes $15.9 million of engineering and construction costs and other professional fees related to the pilot plant facility located in Gaithersburg, Maryland, and $62.0 million of engineering, construction and equipment costs related to the Company's manufacturing facilities in Pennsylvania and Speke, the United Kingdom. As of December 31, 2003, construction in progress primarily included costs related to the first phase of the headquarters and research and development facility, which was completed in March 2004, and costs associated with the projects in Pennsylvania and the United Kingdom.

Effective November 2002, the Company outsourced the process of converting human plasma to the critical intermediate used in CytoGam production to a third party manufacturer. Prior to that date, the process was performed at the Company's Frederick, Maryland manufacturing facility (FMC). Accordingly, the Company recorded a $12.9 million impairment charge, recorded in other operating expenses, during the fourth quarter of 2002 for the write-off of certain plasma manufacturing assets.

Interest costs capitalized in connection with the Company's construction activities totaled $1.6 million, $2.9 million and $0.9 million in 2004, 2003 and 2002, respectively.

8 | ACCRUED EXPENSES

Accrued expenses at December 31, are comprised of the following (in millions):

	2004	2003
Co-promotion expenses	**$ 85.6**	$ 73.0
Rebates due to government purchasers	**52.5**	42.4
Research and development expenses	**8.2**	27.5
Sales and marketing costs	**25.1**	19.2
Property and equipment	**4.0**	18.3
Bonuses	**13.3**	9.8
Clinical trial costs	**40.5**	8.2
Other (sum of all items less than $5 million)	**22.2**	19.6
	$251.4	$218.0

9 | FACILITIES LEASES

The Company leases warehouse, laboratory and administrative space under numerous operating leases. Under the leases, the Company is obligated to pay a basic monthly rent as well as utilities and its proportionate share of taxes, assessments, insurance and maintenance costs. Rent expense for the years ended December 31, 2004, 2003 and 2002 was $9.2 million, $9.3 million and $9.0 million, respectively.

The Company's future minimum lease payments under operating leases are as follows (in millions):

Year Ending December 31,	
2005	$ 7.8
2006	6.4
2007	4.7
2008	3.0
2009	2.4
Thereafter	27.5
	$51.8

10 | LONG-TERM DEBT

Long-term debt at December 31, is comprised of the following (in millions):

	2004	2003
1% Convertible Senior Notes, due 2023	**$500.0**	$500.0
5¼% Convertible Subordinated Notes, due 2008	**—**	174.1
4% notes due to Maryland Department of Business and Economic Development, due 2016	**4.8**	5.1
7.53% note due to Maryland Industrial Development Finance Authority, due 2007 (collectively with the 4% notes referred to as the "Maryland Notes")	**2.1**	2.6
Note due to Cooperative Rabobank, B.A., due 2009, variable interest rate	**0.2**	0.3
	$507.1	$682.1
Less current portion included in other current liabilities	**(0.9)**	(0.9)
	$506.2	$681.2

Maturities of the Company's long-term debt for the next five years are as follows: 2005—$0.9 million; 2006—$1.0 million; 2007—$1.1 million; 2008—$0.6 million; 2009—$0.4 million.

1% Convertible Senior Notes

During July 2003, the Company issued $500 million aggregate principal amount of convertible senior notes due 2023 in a private placement. These notes bear interest at 1% per annum payable semi-annually in arrears on January 15 and July 15 of each year. Beginning July 2006, the Company will pay contingent interest on these notes during a six-month interest period if the average trading price of these notes equals or exceeds 120% of the principal amount of the notes. Under certain circumstances, these notes will be convertible into the Company's common stock at an initial conversion price of approximately $68.18 per share. On or after July 15, 2006, the Company may at its option redeem all or a portion of these notes for cash at a redemption price equal to 100% of the principal amount of the 1% Notes to be redeemed, plus any accrued and unpaid interest; contingent interest, if any; and liquidated damages, if any. In addition, on each of July 15, 2006, July 15, 2009, July 15, 2013 and July 15, 2019, holders may require the Company to purchase all or a portion of their 1% Notes for cash at 100% of the principal amount of the 1% Notes to be purchased, plus any accrued and unpaid interest; contingent interest, if any; and liquidated damages, if any. The estimated fair value of the 1% Notes as of December 31, 2004 and 2003 was $481.1 million and $475.0 million, respectively, based on quoted market prices.

Convertible Subordinated Notes

Following the Acquisition, Aviron remained obligated for its outstanding indebtedness, which included $200.0 million aggregate principal amount of the 5¼% Notes. Approximately $211.4 million of the acquisition cost was allocated to the 5¼% Notes, which represented the fair value as of the acquisition date, based on quoted market prices. During 2003, the Company retired approximately $32.4 million principal amount of the 5¼% Notes for approximately $33.1 million. The retirement resulted in a net ordinary gain of $0.5 million reflecting the accelerated amortization of premium. The estimated fair value of the 5¼% Notes as of December 31, 2003 was $173.4 million based on quoted market prices. In March 2004, the Company redeemed the remaining outstanding $168.6 million principal amount for approximately $172.7 million. The redemption resulted in a net ordinary gain of $1.0 million, reflecting the accelerated amortization of bond premium net of a 3% call premium. Gains on retirements of debt are included in interest expense in the consolidated statements of operations.

Collateralized Loans

The Maryland Notes are collateralized by the land, buildings and building fixtures of the FMC. The agreements include a provision for early retirement of the notes by the Company. Pursuant to the terms of the agreements, the Company is required to meet certain financial and non-financial covenants including maintaining minimum cash balances and net worth ratios. The Company maintains a $0.4 million compensating balance related to the Maryland Notes, which is included in other assets.

The mortgage loan with Cooperative Rabobank B.A. is held by the Company's subsidiary, MedImmune Pharma B.V., and is collateralized by the land and buildings of its manufacturing facility in Nijmegen, the Netherlands and guaranteed by the Company. Proceeds from the loan were used to partially fund the purchase of additional equipment for the facility. The mortgage loan, for which principal payments began in March 1995, has a 15-year term and bears interest at a quarterly variable rate. The interest rate as of December 31, 2004 and December 31, 2003 was 5.05% and 5.05%, respectively. The estimated fair values of the Company's collateralized loans at December 31, 2004 and 2003 based on quoted market prices or discounted cash flows using currently available borrowing rates, were $7.5 million and $8.4 million, respectively compared to the carrying values of $7.1 million and $8.0 million, respectively.

11 | SHAREHOLDERS' EQUITY

Pursuant to the terms of the Stockholder Rights Plan adopted by the Company's Board of Directors, common stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on July 21, 1997. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such a person or group would beneficially own 20% or more of the Company's stock. The Rights will expire on July 9, 2007.

In May 2003, the Company's shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 320.0 million to 420.0 million.

The Company's Board of Directors has authorized the repurchase of up to $500 million of the Company's common stock during the period from July 2003 through June 2006 on the open market or in privately negotiated transactions, pursuant to terms management deems appropriate and at such times it may designate. During 2004, the Company repurchased approximately 1.2 million shares at a cost of $30.0 million, or an average cost of $24.33 per share. In 2003, the Company repurchased 6.2 million shares at a cost of $229.8 million, or an average cost of $36.83 per share. The Company will hold repurchased shares as treasury shares and intends to use them for general corporate purposes, including but not limited to acquisition-related transactions and for issuance upon exercise of outstanding stock options. During 2004, the Company re-issued 0.5 million shares from treasury upon the exercise of stock options by employees and directors. From January 1, 2005 through February 25, 2005, the Company purchased an additional 0.6 million shares under the program at a total cost of $15.0 million or an average price of $24.63 per share.

12 | EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the diluted EPS computation for the years ended December 31, 2004, 2003 and 2002.

Numerator *(in millions)*	**2004**	**2003**	**2002**
Net income (loss) for basic EPS	**$ (3.8)**	$183.2	$(1,098.0)
Adjustments for interest expense on 1% Notes, net of tax	—	2.1	—
(Loss) income for diluted EPS	**$ (3.8)**	$185.3	$(1,098.0)

Denominator *(in millions)*	**2004**	**2003**	**2002**
Weighted average shares for basic EPS	**248.6**	250.1	249.6
Effect of dilutive securities:			
Stock options and warrants	—	3.7	—
1% Notes	—	3.4	—
Weighted average shares for diluted EPS	**248.6**	257.2	249.6
Basic (loss) earnings per share	**$(0.02)**	$ 0.73	$ (4.40)
Diluted (loss) earnings per share	**$(0.02)**	$ 0.72	$ (4.40)

The Company incurred a net loss for 2004 and 2002 and accordingly, did not assume exercise or conversion of any of the Company's outstanding stock options, warrants, or convertible notes during the periods because to do so would be anti-dilutive. As a result, options and warrants to purchase 30.9 million and 29.0 million shares of common stock were outstanding at December 31, 2004 and 2002, respectively, but were excluded from the calculation of diluted earnings per share. The Company's 1% Notes, which were issued during 2003 and represent 7.3 million potential shares of common stock issuable upon conversion, were excluded from the diluted earnings per share calculation in 2004 because they were anti-dilutive.

If option exercise prices are greater than the average market price of the Company's common stock for the period presented, the effect of including such options in the earnings per share calculation is anti-dilutive. Options to purchase 14.8 million shares of common stock at prices ranging from $32.38 to $83.25 per share were outstanding at December 31, 2003 but were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price.

13 | COMMON STOCK EQUIVALENTS

The Company grants stock incentive awards under certain of the following plans. At the Company's annual meeting in May 2004, the Company's shareholders approved the establishment of the 2004 Stock Incentive Plan, (the "2004 Plan") to be used as the primary plan for employee awards. A total of 13,000,000 shares of common stock have been reserved for issuance under the 2004 Plan. Of this amount, a total of 6,000,000 shares were previously approved by the stockholders for issuance under the 1999 Plan and were effectively transferred into the 2004 Plan.

Plan	Description	Shares Authorized for Option Grants *(in millions)*
1991 Plan	Provides option incentives to employees, consultants and advisors of the Company	33.0
1999 Plan	Provides option incentives to employees, consultants and advisors of the Company	25.3
2003 Non-Employee Directors Stock Option Plan	Provides option incentives to non-employee directors	0.8
2004 Plan	Provides option, stock appreciation rights, restricted stock, stock units and/or stock incentive awards to employees, non-employee directors, consultants and advisors of the Company	13.0

The following compensation plans, for which there are options outstanding but no future grants will be made, were acquired by the Company in connection with its acquisitions of U.S. Bioscience, Inc. and Aviron ("Acquired Plans"):

Plan	Description
Non-Executive Plan	Provided option incentives to employees who were not officers or directors of U.S. Bioscience, Inc., consultants and advisors of the company
Non-Employee Directors Plan	Provided option incentives to elected non-employee directors of U.S. Bioscience, Inc.
1996 Equity Incentive Plan	Provided incentive and nonstatutory stock options to employees and consultants of Aviron
1999 Non-Officer Equity Incentive Plan	Provided nonstatutory stock options, stock bonuses, rights to purchase restricted stock, and stock appreciation rights to consultants and employees who were not officers or directors of Aviron

Options under all plans normally vest over a three to five year period and have a maximum term of 10 years. The Company has reserved a total of 14.7 million shares of common stock for issuance under these plans as of December 31, 2004.

Related stock option activity is as follows (shares in millions):

	1991, 1999 and 2004 Plans		Non-Employee Directors Plans		Acquired Plans	
	Shares	Price per share[1]	Shares	Price per share[1]	Shares	Price per share[1]
Outstanding, Dec. 31, 2001	20.2	$32.17	0.7	$29.22	—	$ —
Acquisition	—	—	—	—	6.5	27.25
Granted	5.9	36.74	0.2	28.90	—	—
Exercised	(0.8)	6.75	—	—	(1.9)	21.07
Canceled	(1.2)	44.97	—	—	(1.0)	37.19
Outstanding, Dec. 31, 2002	24.1	33.45	0.9	29.53	3.6	28.17
Granted	5.4	30.18	0.2	35.87	—	—
Exercised	(2.0)	11.61	(0.1)	2.02	(0.7)	21.30
Canceled	(1.4)	41.33	—	—	(0.3)	33.98
Outstanding, Dec. 31, 2003	26.1	34.00	1.0	30.52	2.6	29.82
Granted	4.9	23.93	0.2	23.17	—	
Exercised	(1.0)	9.21	(0.2)	1.31	(0.2)	20.86
Canceled	(2.5)	35.51	—	—	(0.3)	32.63
Outstanding, Dec. 31, 2004	27.5	$33.12	1.0	$33.12	2.1	$30.48

[1] Price per share is the weighted average exercise price.

Additional information related to the plans as of December 31, 2004 is as follows (shares in millions):

	Options Outstanding			Options Exercisable	
Range of exercise prices	Options outstanding	Wtd Avg remaining contractual life (yrs)	Wtd Avg Ex. Price	Options Exercisable	Wtd Avg Ex. Price
$ 0.01–$10.00	2.3	2.4	$ 5.44	2.3	$ 5.44
$10.01–$20.00	2.5	3.7	$18.07	2.4	$18.06
$20.01–$30.00	11.9	7.6	$26.01	5.0	$26.48
$30.01–$40.00	5.5	6.1	$36.46	4.4	$36.91
$40.01–$50.00	4.0	6.1	$42.44	3.1	$42.55
$50.01–$60.00	0.6	4.6	$56.58	0.5	$56.58
$60.01–$70.00	3.4	4.5	$60.96	3.3	$60.92
$70.01–$80.00	0.4	5.6	$72.26	0.3	$72.32
	30.6	6.0	$32.94	21.3	$34.46

In June 2001, the Company introduced an employee stock purchase plan ("ESPP") under which 3.0 million shares of common stock were reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value at plan-defined dates. Employees purchased 226,595 shares, 206,176 shares and 163,345 shares, for $4.6 million, $4.8 million and $4.0 million, during 2004, 2003 and 2002 respectively, under the plan.

In connection with the Acquisition, the Company assumed warrants to purchase common stock, of which the following are outstanding as of December 31, 2004:

Shares (in 000's)	Exercise Price	Expiration
234.1	$ 9.30	February 2007
46.8	$ 9.30	March 2008
5.1	$55.13	June 2008
286.0		

14 | INCOME TAXES

The components of the provision for income taxes are as follows (in millions):

	Year ended December 31,		
	2004	2003	2002
Current:			
Federal	$(10.9)	$ 33.0	$ (1.9)
State	(4.3)	7.4	—
Foreign	0.2	0.2	0.1
Total current (benefit) expense	(15.0)	40.6	(1.8)
Deferred:			
Federal	4.8	83.1	48.7
State	4.8	(15.7)	1.3
Foreign	—	—	—
Total deferred expense	9.6	67.4	50.0
Total tax (benefit) expense	$ (5.4)	$108.0	$48.2

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, are as follows (in millions):

	2004	2003
Deferred tax assets:		
U.S. net operating loss carryforwards	$ 77.4	$126.4
U.K. net operating loss carryforwards	6.8	9.3
U.S. general business credit carryforwards	56.2	32.4
Accrued co-promotional expenses not currently deductible	23.1	24.9
Difference in book and tax basis of fixed assets	19.3	13.2
Accounts receivable allowances and reserves	14.7	16.8
Allowance for government rebates	14.1	9.9
Deferred compensation	6.3	6.8
Other accrued expenses not currently deductible	6.6	4.2
State research and development credits	13.1	2.3
Deferred revenue	0.1	8.4
Prepaid and long term debt	—	4.3
California capitalized research expenses	1.3	2.4
Other	8.0	7.8
Total deferred tax assets	$247.0	$269.1
Deferred tax liabilities:		
Unrealized gains on investments	$ (6.0)	$ (15.0)
Acquired intangibles	—	(27.8)
Contingent interest	(8.3)	(2.8)
Total deferred tax liabilities	$ (14.3)	$ (45.6)
U.S. valuation allowance	$ (48.0)	$ (33.6)
U.K. valuation allowance	(6.8)	(9.3)
Total valuation allowance	$ (54.8)	$ (42.9)
Net deferred tax assets	$177.9	$180.6

The provision (benefit) for income taxes varies from the income taxes provided based on the federal statutory rate (35%) as follows:

	Year ended December 31, 2004		2003		2002	
(In Millions)	Amount	Tax Rate	Amount	Tax Rate	Amount	Tax Rate
U.S.	$(17.7)		$292.4		$(1,035.7)	
International	8.5		(1.2)		(14.1)	
(Loss) earnings before taxes on income:	$ (9.2)		$291.2		$(1,049.8)	
Tax at U.S. federal statutory income tax rate	(3.2)	(35.0)%	101.9	35.0 %	$ (367.4)	(35.0)%
State taxes, net of federal tax benefit	(2.3)	(25.5)%	(0.6)	(0.2)%	2.6	0.3 %
State research and development credits	(10.8)	(117.5)%	—	0.0 %	—	0.0 %
Change in valuation allowance related to state research and development credits	9.5	103.1 %	—	0.0 %	—	0.0 %
Other changes in valuation allowance	2.4	26.4 %	10.8	3.7 %	2.1	0.2 %
Release of tax reserve related to state tax settlement	(1.5)	(15.8)%	—	0.0 %	—	0.0 %
Nondeductible IPR&D	2.4	26.4 %	—	0.0 %	412.8	39.3 %
U.S. general business credits	(3.6)	(38.7)%	(2.4)	(0.8)%	(4.0)	(0.4)%
Foreign rates other than 35%	(0.4)	(4.3)%	—	0.0 %	0.7	0.1 %
Meals and entertainment	0.8	8.7 %	0.6	0.2 %	0.6	0.0 %
Unearned compensation	0.5	5.1 %	—	0.0 %	—	0.0 %
Nondeductible costs associated with orphan drug credit	0.4	4.7 %	—	0.0 %	—	0.0 %
Other	0.4	3.8 %	(2.3)	(0.8)%	0.8	0.1 %
Total	$ (5.4)	(58.6)%	$108.0	37.1 %	$ 48.2	4.6 %

At December 31, 2004 the Company had consolidated net operating loss carryforwards for U.S. income tax purposes of approximately $173.5 million expiring between 2020 and 2022. As of December 31, 2004, the Company had foreign net operating loss carryforwards of $22.8 million for U.K. income tax purposes that can be carried forward indefinitely. The Company also has U.S. general business credit carryforwards comprised of federal research and experimentation and orphan drug credit carryforwards of approximately $65.9 million at December 31, 2004 expiring through 2024. The timing and manner in which the Company will utilize U.S. net operating loss and general business credit carryforwards in any year, or in total, will be limited by provisions of the Internal Revenue Code Sections 382 and 383, regarding changes in ownership of the Company.

During 2004 and 2003, the Company recognized certain tax benefits related to stock option plans in the amount of $5.2 million and $16.1, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in-capital. During 2004 and 2003, certain adjustments were made to the deferred tax asset that arose upon the Acquisition, resulting in corresponding adjustments to goodwill. During 2004, uncertainties related to the book and tax basis differences in acquired fixed assets were resolved, resulting in an $11.2 million reduction in the deferred tax asset related to the Acquisition and a corresponding increase in goodwill.

The change in the valuation allowance was a net increase of $11.9 million and $10.6 million in 2004 and 2003, respectively. The valuation allowance changes in 2004 and 2003 are primarily comprised of adjustments for the Company's state net operating losses and state tax credits. In addition, $2.4 million of valuation allowance was released in 2004 to reflect the partial utilization of net operating losses by the Company's U.K. subsidiary. Since there can be no assurance that the Company will generate U.K. taxable income in the future, the Company has provided a full valuation allowance against remaining U.K. net operating losses. Management is uncertain of the realization of the tax benefit associated with a portion of the deferred tax assets attributable to the state net operating losses, and the general business credits which were generated by U.S. Bioscience, Inc. and Aviron prior to their acquisition by the Company. Accordingly, a full valuation allowance remains for some of these deferred tax assets at December 31, 2004 and 2003.

The Company is currently evaluating the impact of the American Jobs Creation Act of 2004 on its operations and effective tax rate. In particular, the Company is evaluating the law's provisions relating to a phased-in special deduction associated with pre-tax income from domestic production activities. This special deduction is 3% of qualifying income for years 2004 and 2005, 6% in years 2006 through 2009 and 9% thereafter. It is unclear as to whether the Company will be eligible for the special deduction in 2005 because the Company has net operating loss carryforwards that will likely offset any taxable income.

The Company has studied the impact of the one-time favorable foreign dividend provisions recently enacted as part of the American Jobs Creation Act of 2004. After considering the impact of this legislation on the Company's position, the Company has determined that it continues to be the Company's intention to indefinitely reinvest undistributed foreign earnings. Accordingly, no deferred tax liability has been recorded in connection therewith. It is not practicable for the Company to determine the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration.

The state of Maryland passed legislation during 2004 disallowing intercompany royalties and interest deductions. The Company reached a settlement with the state of Maryland on these transactions which resulted in the Company releasing a reserve of $1.5 million previously recorded in income taxes payable.

The Company is currently under audit by the California Franchise Tax Board. The Company has established appropriate reserves for items that could potentially be challenged by the California Franchise Tax Board upon audit. Therefore, management believes the ultimate resolution of this examination will not result in a material adverse effect to the Company's financial position or results of operations.

The Company has established adequate contingency reserves related to income taxes in accordance with SFAS 5. These reserves predominantly relate to research and experimentation credits and transaction costs. These reserves were recorded against correlating deferred tax assets. The Company follows Internal Revenue Service guidelines in calculating research and experimentation credits and deductibility of transaction costs; however, the guidelines for both are subject to interpretation. These reserves will be released when the statute of limitations expire or upon audit by the Internal Revenue Service.

15 | COLLABORATIVE ARRANGEMENTS

The Company has entered into research, development and license agreements with various federal and academic laboratories and other institutions to further develop its products and technology and to perform clinical trials. Under these agreements, the Company is obligated to provide funding and milestone payments of approximately $12 million in 2005, and $23 million in the aggregate. In addition, the Company is also contingently committed for development and sales-related milestone payments totaling $600 million as well as royalties on potential future product sales under these agreements. The amount, timing and likelihood of these payments is unknown as they are dependent on the occurrence of future events that may or may not occur, such as the granting by the FDA of a license for product marketing in the U.S.

Abbott Laboratories

The Company has entered into a co-promotion agreement with Abbott for promotion of Synagis in the U.S. and a distribution agreement with Abbott International ("AI"), an affiliate of Abbott, to distribute Synagis outside of the United States. Under the terms of the co-promotion agreement, the Company is required to pay Abbott an increasing percentage of net domestic sales based on achieving certain sales thresholds over the annual contract year. Under the terms of the distribution agreement, the Company manufactures and sells Synagis to AI at a price based on end-user sales. The Company recognized $7.5 million in other revenues in each of 2004 and 2003 upon the achievement of certain sales goals under the distribution agreement. In February 2005, the Company and AI amended the international distribution agreement to include the exclusive distribution of Numax, if and to the extent approved for marketing by regulatory authorities outside of the United States. Under the terms of the amended agreement, AI will be working to secure regulatory approval of Numax outside of the United States and, upon receipt of such approval, will distribute and market Numax outside of the United States.

ALZA Corporation

In October 2001, the Company reacquired the domestic marketing rights to Ethyol from ALZA Corporation. Beginning April 1, 2002, the Company pays ALZA a declining royalty for nine years, based on sales of Ethyol in the United States.

Evans Vaccines Limited

The Company manufactures key components of FluMist, specifically the bulk monovalents and diluents, at a facility in Speke, the United Kingdom, pursuant to a sublease arrangement with Evans Vaccines Limited, a division of Chiron. The manufacturing areas on the existing site are subleased through June 2006. In connection with the agreements, the Company made an initial payment of $15.0 million and additional payments of $3.9 million each in September 2001, 2002, 2003, and 2004. The Company is obligated to make one additional annual payment of $3.9 million in September 2005, which is included in other current liabilities in the accompanying consolidated balance sheet as of December 31, 2004. The Company is also obligated to make additional payments of $19 million, less accrued interest, which will be paid over the term of the agreement based on net sales of FluMist, with the unpaid balance, if any, due January 2006, and are included in other liabilities in the accompanying consolidated balance sheets.

GlaxoSmithKline (GSK)

The Company and GSK are developing a vaccine against human papillomavirus ("HPV") to prevent cervical cancer under a strategic alliance. Under the terms of the 1997 agreement, the companies will collaborate on research and development activities. The Company conducted Phase 1 and Phase 2 clinical trials and manufactures clinical material for the studies. GSK is responsible for the final development of the product, as well as regulatory, manufacturing, and marketing activities. In exchange for exclusive worldwide rights to the Company's HPV technology, GSK agreed to provide the Company with an up front payment, equity investment and research funding (substantially all received and recognized prior to 2002), as well as potential developmental and sales milestones and royalties on any product sales.

In February 2005, the Company amended its agreement with GSK for the development of the HPV vaccine. Under the amended agreement, the Company may also receive certain milestone payments and royalties on future development and sales of an investigational HPV vaccine now in Phase 3 development by Merck & Co., Inc ("Merck").

In 2000, the Company granted a worldwide, exclusive license to its Streptococcus pneumoniae vaccine technology to GSK in exchange for an up front payment of $10 million and future milestones totaling more than $20 million, plus royalties on any product sales. Under the terms of the agreement, GSK is responsible for all clinical development, manufacturing and sales and marketing activities for the S. pneumoniae vaccine.

The Company has rights to a vaccine against certain subunits of Epstein-Barr virus ("EBV"), a herpes virus that is the leading cause of infectious mononucleosis. The vaccine is being developed by GSK under a worldwide collaborative agreement, excluding North Korea and South Korea. Under the agreement, the Company could receive future milestone payments, and royalties from GSK based on any net product sales.

Schering-Plough Corporation

The Company has entered into a collaboration arrangement with affiliates of Schering-Plough Corporation ("Schering"), for distribution of Ethyol in countries comprising the European Union, the European Free Trade Association and other countries outside of the U.S.

The Company also entered into licensing agreements for Ethyol and NeuTrexin with affiliates of Schering for several territories outside the United States. The licensees are required to pay the Company compensation based on their net sales of the products, and the Company sells the products to the licensees at an agreed upon price.

Wyeth

In April 2004, the Company entered into agreements to dissolve the collaboration with Wyeth for FluMist and to reacquire rights to an investigational second-generation liquid formulation, CAIV-T (Cold Adapted Influenza Vaccine—Trivalent), and all related technology. As a result of the dissolution and in exchange for an upfront fee and future milestones and sales-related royalties, MedImmune reacquired the influenza vaccines franchise, and has assumed full responsibility for the manufacturing, marketing, and sale of FluMist and any subsequent related products. During a transition period that was substantially completed as of December 31, 2004, Wyeth provided bulk manufacturing materials and transferred clinical trial data, as well as provided manufacturing support services.

During 2004, the Company made cash payments totaling $79.9 million under the terms of the agreement, representing (1) the final reconciliation of the amounts owed between parties related to the 2003/2004 influenza season, (2) the settlement of commercialization and development expenses owed between parties through the date of the agreement, (3) the purchase of Wyeth's distribution facility in Louisville, Kentucky, (4) the transfer of other assets from Wyeth and (5) the payment of certain milestones for achieving certain goals for transition activities. Additional amounts of $4.1 million due to Wyeth as of December 31, 2004 for technology transfer and transition activities, but not yet paid, are included in accrued expenses on the Company's consolidated balance sheet. The transaction was accounted for as a purchase of assets, and the purchase price was allocated to each of the components based on their relative fair values as determined by an independent valuation.

In connection with the transaction, the Company recorded charges for in-process research and development of $29.2 million during 2004, as well as a permanent impairment charge of $73.0 million to write off the remaining unamortized cost of the Wyeth intangible asset originally recorded for the collaboration (see Note 2).

Under the terms of the former collaboration, during the 2003/2004 influenza season, Wyeth distributed FluMist and recorded all product sales, and the Company received payments from Wyeth in the form of product transfer payments, supply goal payments and royalties. The Company shipped approximately 4.1 million doses of FluMist to Wyeth during 2003, but did not recognize any sales-related revenue in 2003 due to the lack of certainty associated with returns and discounts in the vaccine's launch season. During 2003, the Company received $8.4 million in reimbursements from Wyeth for marketing expenses and $37.5 million in milestone revenues upon FDA approval of FluMist and the achievement of certain other goals, which are included in other revenues. During 2003, the Company agreed to pay $10 million to Wyeth for the purchase and use of clinical trial data from Wyeth's international CAIV-T trials, which is included in research and development expense.

16 | COMMITMENTS AND CONTINGENCIES

Manufacturing, Supply and Purchase Agreements

The Company has entered into manufacturing, supply and purchase agreements to provide production capability for CytoGam, and to provide a supply of human plasma for production of the product. The Company has an agreement with BioLife Plasma Services and is committed to purchase $5.3 million of source plasma in 2005. The Company paid BioLife $4.1 million, $4.1 million and $0.9 million in 2004, 2003, and 2002, respectively. No assurance can be given that an adequate supply of plasma will be available from the Company's suppliers. Prior to November 2002, human plasma for CytoGam was converted to an intermediate (Fraction II+III paste) at the FMC facility. Effective November 2002, the Company contracted Precision Pharma Services to manufacture all of the Company's Fraction II+III paste. The Company has a commercial agreement with Precision Pharma Services through June 2006 and is committed for $1.2 million of fractionation services pursuant to the production of II + III, subject to production yield adjustments. The Company paid Precision Pharma Services $0.7 million, $2.4 million and $0.1 million in 2004, 2003 and 2002, respectively. The intermediate material is then supplied to the manufacturer of the bulk product, Massachusetts Biologic Laboratories ("MBL"). Pursuant to the agreements with MBL, the Company paid $5.9 million, $8.1 million and $3.2 million in 2004, 2003 and 2002 for production and process development. The Company has a commercial agreement with MBL for planned production of CytoGam through June 2006 for $9.3 million, subject to production level adjustments. If MBL, which holds the sole product and establishment licenses from the FDA for the manufacture of CytoGam, is unable to satisfy the Company's requirements for CytoGam on a timely basis or is prevented for any reason from manufacturing CytoGam, the Company may be unable to secure an alternative manufacturer without undue and materially adverse operational disruption and increased cost.

In December 1997, the Company entered into an agreement with Boehringer Ingelheim Pharma GmbH & Co. KG ("BI") to provide supplemental manufacturing of Synagis, which is denominated in Euros. The Company paid $30.3 million in 2004, $18.1 million in 2003 and $6.7 million in 2002 related to production and scale-up of production as part of an additional agreement. The Company has firm commitments with BI for planned production and fill/finish through 2012 for approximately 108 million Euros ($147.5 million using the exchange rate as of December 31, 2004). Should the manufacturer be unable to supply Synagis to the Company for any reason, there can be no assurance that the Company will be able to secure an alternate manufacturer in a timely basis or without increased cost.

In December 2002, the Company entered into an agreement with Sicor Pharmaceuticals, Inc. to provide for the filling of Synagis product manufactured at the FMC facility. The Company has a firm commitment with Sicor for approximately $3.3 million in 2005. During 2005, the Company entered into an agreement with Cardinal Health PTS, LLC to label and package Synagis filled by Sicor. The Company has a firm commitment with Cardinal for approximately $0.2 million in 2005. The Company has a production agreement with Cardinal Health 406, Inc. to perform secondary production (i.e., assembly, labeling and packaging) of FluMist. As part of this agreement, the Company is obligated to pay annual nonrefundable minimum payments for each contract year, if the price for units invoiced to the Company during a production year totals less than the minimum payment. Payments of $1.1 million were made for each of 2004, 2003 and 2002. Future minimum payments totaling $4.7 million are committed through December 31, 2007. Should the actual level of future production exceed the contract minimum, then actual payments will be correspondingly higher.

In August 1998, the Company signed a worldwide multi-year supply agreement with Becton Dickinson for the supply of its AccuSpray non-invasive nasal spray delivery system for administration of FluMist. The Company has the right to terminate the agreement effective July 1, 2005 with no financial penalties. The Company paid Becton Dickinson $6.0 million, $2.4 million and $5.2 million in 2004, 2003 and 2002, respectively.

The Company has guaranteed performance under certain agreements related to its construction projects. The undiscounted maximum potential amount of future payments that the Company could be required to make under such guarantees, in the aggregate, is approximately $2.6 million.

17 | LEGAL PROCEEDINGS

On September 16, 2002, Celltech R&D Limited ("Celltech") commenced a legal proceeding against the Company in the U.K. High Court of Justice, Chancery Division, Patents Court, based on a license agreement dated January 19, 1998. Celltech sought payment of a 2% royalty based on net sales of Synagis sold or manufactured in Germany, with interest and certain costs, including attorney fees. This matter was tried before the High Court of Justice from March 31 to April 7, 2004. The Company received a ruling from the U.K. High Court of Justice on May 19, 2004, in which the Court found in the Company's favor and dismissed Celltech's lawsuit against the Company. Celltech has filed an appeal with the U.K. Court of Appeal. The Company expects the appeal to be heard in April 2005.

In January 2004, the Company filed a declaratory judgment action in the United States District Court for the District of Columbia against Celltech R&D Ltd. concerning U.S. Patent No. 6,632,927 B2 (the "Adair 927 Patent") alleging patent invalidity and non-infringement with regard to Synagis. The Adair 927 Patent was issued on October 14, 2003. On March 12, 2004 Celltech moved to dismiss the non-infringement portion of the Company's complaint, asserting that the courts of England had exclusive jurisdiction over the non-infringement claim pursuant to a January 19, 1998 license agreement. That motion was granted in November, 2004. On March 22, 2004 Celltech filed an action in the U.K. High Court of Justice, Chancery Division, Patents Court against the Company based on the Adair 927 Patent seeking payment of a 2% royalty based on net sales of Synagis made or sold in the U.S. pursuant to the 1998 license agreement. The trial of Celltech's action in the U.K. High Court of Justice will begin in March 2005. If the manufacture or sale of Synagis or any of the Company's other products is ultimately found to be covered by any valid claim of the Adair 927 Patent and/or any other Celltech patent that is the subject of the January 19, 1998 license agreement, the Company's total royalty obligation would equal 2% of the net sales of the products that are so covered. As of December 31, 2004, the Company estimates the range of possible loss from $0 to $25 million, exclusive of any potential offsets and royalty obligations going forward. To date, the Company has not made any royalty payments to Celltech under the January 19, 1998 license agreement.

In April 2002, the Company filed a suit against Centocor, Inc. ("Centocor") in the United States District Court for the District of Maryland. That action was amended in January 2003 to add the Trustees of Columbia University in the City of New York ("Columbia") and the Board of Trustees of the Leland Stanford Junior University ("Stanford" and together with Columbia, the "Universities") as the owners of the patent. The Company currently pays Centocor a royalty for sales of Synagis made or sold in the United States pursuant to a patent Sublicense Agreement between the parties (the "Sublicense Agreement"). In the litigation, the Company has been seeking a declaratory judgment that it has no obligation to continue paying royalties to Centocor on the basis that the patent is invalid, unenforceable and does not cover Synagis. Centocor and the Universities moved on March 22, 2004 to dismiss this suit for lack of subject matter jurisdiction. The Court granted Centocor and the Universities' motion on June 17, 2004. The Company has filed an appeal with the United States Court of Appeals for the Federal Circuit, and briefing has been completed before that court. Oral argument is scheduled in April 2005.

In April 2003, the Company filed a suit against Genentech, Inc. ("Genentech"), Celltech R&D Ltd. and City of Hope National Medical Center ("City of Hope") in the United States District Court for the Central District of California. The Company currently pays Genentech a royalty for sales of Synagis made or sold in the United States pursuant to a patent license agreement between the parties covering United States Patent No. 6,331,415B1 (the "Cabilly Patent"). In the complaint, the Company has alleged that the Cabilly Patent was obtained as a result of a collusive agreement between Genentech and Celltech that violates federal and California antitrust laws as well as California's unfair business practices act. Additionally, the Company has alleged that the Cabilly Patent is invalid and unenforceable under federal patent law and is not infringed by Synagis. In December 2003, the Court granted Celltech and Genentech's motion to dismiss the antitrust claims, and denied MedImmune's motion to amend its complaint in January 2004. In March 2004, the Company appealed from the dismissal of the antitrust claims to the United States Court of Appeals for the Federal Circuit. On April 23, 2004 the Court dismissed the remaining claims in the case for lack of subject matter jurisdiction. The Company has filed a second appeal of that dismissal to the United States Court of Appeals for the Federal Circuit, which has consolidated it with the first appeal. Briefing in both appeals has been completed and oral argument was held in February, 2005 and the Company is awaiting a decision.

In January 2003, a lawsuit was filed by the County of Suffolk, New York ("Suffolk") in the United States District

Court, Eastern District of New York, naming the Company along with approximately 25 other pharmaceutical and biotechnology companies as defendants. In August 2003, the County of Westchester, New York ("Westchester") filed and served a similar suit against the Company and approximately 25 other pharmaceutical and biotechnology companies. Likewise, in September 2003, the County of Rockland, New York ("Rockland") also filed and served a similar suit against the Company and approximately 25 other pharmaceutical and biotechnology companies. On August 4, 2004, the City of New York ("New York") also filed and served a similar suit against the Company and approximately 60 other pharmaceutical and biotechnology companies. Suffolk, Westchester and Rockland (collectively, the "Counties") and New York allege that the defendants manipulated the "average wholesale price" ("AWP") causing the Counties and New York to pay artificially inflated prices for covered drugs. In addition, the Counties and New York argue that the defendants (including the Company) did not accurately report the "best price" under the Medicaid program. The plaintiffs seek declaratory and injunctive relief, disgorgement of profits, treble and punitive damages suffered as a result of defendants' alleged unlawful practices related prescription medication paid for by Medicaid. All four of these cases have been consolidated (for pre-trial purposes) and transferred to the United States Court for the District of Massachusetts as *In re* Pharmaceutical Industry Average Wholesale Price Litigation (AWP Multidistrict Litigation). A motion to dismiss the complaint against the Company relative to Suffolk has been argued before the Court and a decision is pending. On September 30, 2004 the Court issued a ruling on a consolidated Motion to Dismiss filed by the Defendants in the Suffolk Action, and dismissed certain claims of the Suffolk Complaint. The Company is still awaiting a ruling from the Court on its individual motion to dismiss. In addition, amended complaints have been filed in January 2005 by New York City, Rockland and Westchester. The Company is also aware that Complaints have been filed by the New York Counties of Onandaga and Nassau against numerous U.S. companies including the Company, although those complaints have not been served on the Company. Likewise, in January 2005 a complaint was filed by the State of Alabama against more than 70 companies including the Company, accusing all defendants of improper AWP and AMP submissions and further alleging fraudulent misrepresentation, unjust enrichment, and wantonness.

On April 16, 2004, an abbreviated new drug application ("ANDA") was submitted to the United States Food and Drug Administration for a generic version of Ethyol (amifostine). The application was submitted by Sun Pharmaceutical Industries Limited ("Sun"). By letter dated June 29, 2004, Sun notified the Company that Sun had submitted its ANDA to the FDA. In the notice, Sun notified the Company that as part of its ANDA Sun had filed certification on the type described in Section 505(j)(2)(A)(vii)(IV) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 335(j)(2)(A)(vii)(IV) with respect to certain patents owned by the Company. On August 10, 2004, the Company filed an action in the United States District Court for the District of Maryland for patent infringement against Sun, arising out of the filing by Sun of the ANDA with the FDA seeking approval to manufacture and sell the generic version of Ethyol prior to the expiration of various US patents. The Company intends to vigorously enforce its patents.

The Company is also involved in other legal proceedings arising in the ordinary course of its business. After consultation with its legal counsel, the Company believes that it has meritorious defenses to the claims against the Company referred to above and is determined to defend its position vigorously. While it is impossible to predict with certainty the eventual outcome of these proceedings, the Company believes they are unlikely to have a material adverse effect on its financial position, but could possibly have a material adverse effect on its results of operations for a particular period. There can be no assurance that the Company will be successful in any of the litigations to which it is a party. In its ordinary course of business, the Company has provided indemnification to various parties for certain product liability claims and claims that the Company's products were not manufactured in accordance with applicable federal standards. While the Company is not aware of any current claims under these provisions, there can be no assurance that such claims will not arise in the future or that the effect of such claims will not be material to the Company.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
One MedImmune Way
Gaithersburg, MD 20878
Tel.: (301) 398-0000
Fax: (301) 398-9000
Web site: www.medimmune.com

COUNSEL
Dewey Ballantine LLP
New York, NY

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
McLean, VA

ANNUAL SHAREHOLDERS' MEETING
The next annual meeting of the shareholders will be held on May 19, 2005, 10:00 a.m. at MedImmune's research and development facility and corporate headquarters located at One MedImmune Way, Gaithersburg, MD 20878 (301) 398-0000.

SEC FORM 10-K AND REQUESTS FOR INFORMATION
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

INVESTOR RELATIONS
MedImmune, Inc.
One MedImmune Way
Gaithersburg, MD 20878
or
IR@MedImmune.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921-8200

COMMON STOCK PRICES
MedImmune's stock trades on The Nasdaq National Market under the symbol MEDI. At December 31, 2004, there were 248,499,655 shares of common stock outstanding and 2,046 common stockholders of record. The following table shows the range of high and low prices and year-end closing prices for the common stock for the two most recent fiscal years.

	2004		2003	
	HIGH	LOW	HIGH	LOW
First Quarter	**$26.41**	**$20.77**	$34.60	$26.80
Second Quarter	**25.95**	**22.91**	42.09	31.52
Third Quarter	**25.15**	**21.70**	40.88	31.69
Fourth Quarter	**28.70**	**23.62**	35.00	22.79
Year End Close	**$27.11**		$25.38	

FORWARD-LOOKING STATEMENTS
Unless otherwise indicated, the information in this annual report is as of December 31, 2004. The statements in this annual report that are not descriptions of historical facts may be forward-looking statements. Those statements involve substantial risks and uncertainties. You can identify those statements by the fact that they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "project" or other terms of similar meaning. Those statements reflect management's current beliefs, and are based on numerous assumptions, which MedImmune cannot control and that may not develop as MedImmune expects. Consequently, actual results may differ materially from those described in the forward-looking statements. Among the factors that could cause actual results to differ materially are the risks, uncertainties and other matters discussed in this report, particularly under the section captioned "Risk Factors." MedImmune cautions that RSV disease and influenza disease targeted by two of MedImmune's products, Synagis and FluMist, respectively, occur primarily during the winter months and MedImmune believes its operating results will reflect that seasonality for the foreseeable future. MedImmune is also developing several products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance is received, such products will ultimately achieve commercial success. This annual report will not be updated as a result of new information or future events except as may be required by applicable law or regulation.

OFFICERS AND DIRECTORS

DIRECTORS



WAYNE T. HOCKMEYER, PH.D.[(6)]
Founder and Chairman of the Board, MedImmune, Inc.; President, MedImmune Ventures, Inc.



DAVID M. MOTT[(4)(6)]
Chief Executive Officer, President and Vice Chairman, MedImmune, Inc.



DAVID BALTIMORE, PH.D.[(5)]
President, California Institute of Technology



M. JAMES BARRETT, PH.D.[(1)(2)(5)(6)]
Chairman, Sensors for Medicine and Science, Inc.



JAMES H. CAVANAUGH, PH.D.[(2)(3)(6)]
General Partner, HealthCare Ventures LLC



THE HON. BARBARA HACKMAN FRANKLIN[(1)(2)(3)(4)]
President and Chief Executive Officer, Barbara Franklin Enterprises



GORDON S. MACKLIN[(1)(2)(3)(4)(6)]
Corporate Financial Advisor



ELIZABETH H. S. WYATT[(1)(5)]
Former Vice President, Corporate Licensing, Merck & Co.



GEORGE M. MILNE, JR., PH.D.
Former President of Central Research Pfizer, Inc.

[(1)] *Member of the Audit Committee*

[(2)] *Member of the Compensation and Stock Committee*

[(3)] *Member of the Corporate Governance and Nominating Committee*

[(4)] *Member of the Investment Committee*

[(5)] *Member of the Compliance Committee*

[(6)] *Member of the Executive Committee*

MANAGEMENT

DAVID M. MOTT
Chief Executive Officer, President and Vice Chairman

JAMES F. YOUNG, PH.D.
President, Research and Development

ARMANDO ANIDO, R.PH.
Executive Vice President, Sales & Marketing

EDWARD M. CONNOR, JR., M.D.
Executive Vice President and Chief Medical Officer

GAIL FOLENA-WASSERMAN, PH.D.
Senior Vice President, Development

PETER A. KIENER, D.PHIL.
Senior Vice President, Research

BERNARDUS N.M. MACHIELSE, DRS.
Senior Vice President, Operations

EDWARD T. MATHERS
Senior Vice President, Corporate Development

LINDA J. PETERS
Senior Vice President, Regulatory Affairs

LOTA S. ZOTH
Senior Vice President and Chief Financial Officer

WILLIAM C. BERTRAND JR., J.D.
Vice President, General Counsel and Corporate Compliance Officer

JOAN A. BRANDT, PH.D.
Vice President, Corporate Quality Control

DAVID A. CARLIN, PH.D.
Vice President, Clinical Trials Design and Analysis

MICHAEL J. COWAN
Vice President, Corporate Quality Assurance

CHRISTINE A. DINGIVAN, M.D.
Vice President, Clinical Development

JEFFREY S. HACKMAN
Vice President, Marketing, Vaccines

LUZ HAMMERSHAIMB, M.D.
Vice President, Clinical Development

CHARLES F. KATZER
Vice President, Vaccine Manufacturing

GEORGE W. KEMBLE, PH.D.
Vice President, Vaccine Research & Development

FRANCOIS J. LEBEL, M.D.
Vice President, Medical Affairs

PAMELA J. LUPIEN
Vice President, Human Resources

TIMOTHY R. PEARSON
Vice President, Finance and Treasurer

DIRK J. REITSMA, M.D.
Vice President, Clinical Development

DAVID W. ROBINSON
Vice President, Sales and Marketing, Oncology

R. MICHAEL SMULLEN
Vice President, Sales

MARK E. SPRING
Vice President, Finance and Controller

RANDALL M. TURNER
Vice President, Engineering and Facilities

LORI A. WEIMAN
Vice President, Corporate Communications

RONALD L. WILDER, M.D. PH.D.
Vice President, Clinical Development

SAMUEL YONREN, M.D.
Vice President, Product Safety

CAROLINE N. YORK
Vice President, Government Affairs and Reimbursement

PETER C. YOUNG
Vice President, Information Technology

Design: www.vivodesign.com


MedImmune

ONE MEDIMMUNE WAY
GAITHERSBURG, MD 20878
TEL (301) 398-0000
FAX (301) 398-9000

WWW.MEDIMMUNE.COM